================================================================================

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"

                              FINANCIAL STATEMENTS
                         for the six months period ended
                  June 30, 2006 presented in comparative format

================================================================================

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                    CONTENTS
                 FINANCIAL STATEMENTS AND LIMITED REVIEW REPORT
                     For the six months ended June 30, 2006
                        presented in comparative format.
                       REPORT OF THE SUPERVISORY COMMITTEE
                     For the six months ended June 30, 2006.
     System established by Technical Regulations (N.T. 2001) of the National
                              Securities Commission

Heading                                                                        1

Consolidated Balance Sheet                                                     2

Consolidated Memorandum Accounts                                               5

Consolidated Income Statement                                                  6

Consolidated Statement of Cash Flows                                           8

Notes to Consolidated Financial Statements                                     9

Balance Sheet                                                                 45

Income Statement                                                              46

Statement of Changes in Shareholders' Equity                                  47

Statement of Cash Flows                                                       48

Notes to the Financial Statements                                             49

Schedules                                                                     60

Information required in addition to the Notes to Financial Statements by
Section 68 of the Buenos Aires Stock Exchange regulations                     67

Supplementary and Explanatory Statement by the Board of Directors required by Section 2 of the Accounting Documentation Regulations of the Cordoba
Stock Exchange Regulations                                                    69

Informative Review                                                            71

Report of the Supervisory Committee

Limited review report

Company's Name:                              GRUPO FINANCIERO GALICIA S.A.
                                             "Corporation which has not adhered
                                                to the Optional System for the
                                             Mandatory Acquisition of Shares in
                                                     a Public Offering"

Legal domicile:                              Tte. Gral. Juan D. Peron N(0) 456 -
                                             2(nd) floor Autonomous City of
                                             Buenos Aires

Principal line of business:                  Financial and Investment Activities

                                8th Fiscal period
  For the six-month period commenced January 1, 2006, and ended June 30, 2006, presented in comparative format.

            DATE OF REGISTRATION WITH THE COMMERCIAL COURT OF RECORD

Of bylaws:                                   September 30, 1999

Date of latest amendment to bylaws:          June 26, 2006.

Registration number with the Argentine
Superintendency of Corporations:             11,891

Sequential Number - Corporation Control
Authority:                                   1,671,058

Date of expiry of Company's bylaws:          June 30, 2100

Name of the Controlling Company:             EBA HOLDING S.A.

Principal line of business:                  Financial and Investment Activities

Interest held by the Controlling
Company in the Shareholders' equity
as of 06.30.06:                              22.65 %

Percentage of votes to which the
Controlling Company is entitled as of
06.30.06:                                    59.42 %

            Capital status as of 06.30.06 (Notes 7 y 14 to the Financial Statements)
                             (figures stated in thousands of pesos)
------------------------------------------------------------------------------------------------
                                                Shares
------------------------------------------------------------------------------------------------
                                           Voting rights
Number                   Class               per share           Subscribed           Paid in
--------------   ---------------------   ------------------   -----------------   --------------
                 Ordinary class "A",
281,221,650      face value of 0.001             5                     281,222           281,222
                 Ordinary class "B",
958,571,092      face value of 0.001             1                     958,571           958,571
                 Ordinary class "B",
                 face value of 0.001
1,614,275         held in portfolio              1                       1,614             1,614
-------------                                                        ---------         ---------

1,241,407,017                                                        1,241,407         1,241,407
=============                                                        =========         =========



                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2006
                             AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                     06.30.06         12.31.05
                                                                                  --------------   --------------
ASSETS
                                                                                  --------------   --------------
A.  CASH AND DUE FROM BANKS                                                            1,334,901        1,041,158
                                                                                  --------------   --------------
    - Cash                                                                               532,069          552,495
    - Banks and correspondents                                                           802,832          488,663
                                                                                  --------------   --------------
B.  GOVERNMENT AND CORPORATE SECURITIES                                                4,241,538        5,971,756
                                                                                  --------------   --------------
    -Holdings of investment account securities                                           664,474          650,924
    -Holdings of trading securities                                                        8,408           21,229
    -Government securities without quotation                                           3,506,264        4,591,071
    -Securities issued by the Argentine Central Bank                                      58,263          704,467
    -Investments in quoted corporate securities                                            4,488            4,418
    -Allowances                                                                             (359)            (353)
                                                                                  --------------   --------------
C.  LOANS                                                                             10,760,999       10,555,176
                                                                                  --------------   --------------
    -To the non-financial public sector                                                4,310,511        5,235,869
    -To the financial sector                                                             139,058          128,203
    -To the non-financial private sector and residents abroad                          6,632,771        5,619,015
      -Overdrafts                                                                        466,216          222,779
      -Promissory notes                                                                1,898,364        1,836,887
      -Mortgage loans                                                                    577,753          503,397
      -Pledge loans                                                                      130,271          121,095
      -Consumer loans                                                                    275,915          258,015
      -Credit card loans                                                               2,088,189        1,732,114
      -Other                                                                           1,068,255          812,587
      -Accrued interest, adjustments and quotation differences receivable                152,218          146,839
      -Documented interest                                                               (24,259)         (14,684)
      -Unallocated collections                                                              (151)             (14)
    -Allowances                                                                         (321,341)        (427,911)
                                                                                  --------------   --------------
D.  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                               6,166,839        6,162,381
                                                                                  --------------   --------------
    -Argentine Central Bank                                                              127,556          108,819
    -Amounts receivable for spot and forward sales to be settled                          42,618          264,170
    -Securities receivable under spot and forward purchases to be settled                284,453          270,476
    -Negotiable obligations without quotation                                             28,827           41,403
    -Balances from forward transactions without delivery of under. asset to be
      settled                                                                             16,004              709
    -Other receivables not included in the debtor classification regulations           5,542,040        5,332,201
    -Other receivables included in the debtor classification regulations                 144,875          177,439
    -Accrued interest receivable not included in the debtor classification
      regulations                                                                          1,155            1,471
    -Accrued interest receivable included in the debtor classification
      regulations                                                                            997              935
    -Allowances                                                                          (21,686)         (35,242)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2006
                             AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                     06.30.06         12.31.05
                                                                                  --------------   --------------
E.  ASSETS UNDER FINANCIAL LEASES                                                        256,055          191,176
                                                                                  --------------   --------------
    -Assets under financial leases                                                       259,107          193,697
    -Allowances                                                                           (3,052)          (2,521)
                                                                                  --------------   --------------
F.  EQUITY INVESTMENTS                                                                    63,095           85,120
                                                                                  --------------   --------------
    -In financial institutions                                                             3,142            3,088
    -Other                                                                               104,850          113,336
    -Allowances                                                                          (44,897)         (31,304)
                                                                                  --------------   --------------
G.  MISCELLANEOUS RECEIVABLES                                                            484,808          453,569
                                                                                  --------------   --------------
    -Receivables for assets sold                                                             654               85
    -Tax on minimum presumed income - Tax credit                                         195,448          170,989
    -Other                                                                               363,748          360,050
    -Accrued interest on receivables for assets sold                                           -                6
    -Other accrued interest and adjustments receivable                                        62               65
    -Allowances                                                                          (75,104)         (77,626)
                                                                                  --------------   --------------
H.  BANK PREMISES AND EQUIPMENT                                                          481,938          484,198
                                                                                  --------------   --------------
I.  MISCELLANEOUS ASSETS                                                                 232,642          199,152
                                                                                  --------------   --------------
J.  INTANGIBLE ASSETS                                                                    485,653          490,360
                                                                                  --------------   --------------
    -Goodwill                                                                             74,890           85,003
    -Organization and development expenses                                               410,763          405,357
                                                                                  --------------   --------------
K.  UNALLOCATED ITEMS                                                                        398            1,678
                                                                                  --------------   --------------
    TOTAL ASSETS                                                                      24,508,866       25,635,724
                                                                                  ==============   ==============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2006
                             AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                     06.30.06         12.31.05
                                                                                  --------------   --------------
LIABILITIES
                                                                                  --------------   --------------
L.  DEPOSITS                                                                           9,703,274        8,421,660
                                                                                  --------------   --------------
    -Non-financial public sector                                                          66,013           90,341
    -Financial sector                                                                    315,319            6,201
    -Non-financial private sector and residents abroad                                 9,321,942        8,325,118
       -Current accounts                                                               1,754,577        1,639,766
       -Savings accounts                                                               2,307,666        2,211,436
       -Time deposits                                                                  4,915,877        4,186,018
       -Investment accounts                                                                  118              158
       -Other                                                                            206,431          192,584
       -Accrued interest and quotation differences payable                               137,273           95,156
                                                                                  --------------   --------------
M.  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                              11,752,913       14,413,713
                                                                                  --------------   --------------
    -Argentine Central Bank                                                            6,272,770        8,611,909
       -Other                                                                          6,272,770        8,611,909
    -Banks and international entities                                                    759,070          762,055
    -Unsubordinated negotiable obligations                                             2,818,045        3,052,434
    -Amounts payable for spot and forward purchases to be settled                        231,538          222,729
    -Securities to be delivered under spot and forward sales to be settled                42,646          266,071
    -Loans from domestic financial institutions                                          240,852          220,422
    -Balances from forward transactions without delivery of under. asset to be
      settled                                                                             15,560              418
    -Other                                                                             1,237,514        1,152,433
    -Accrued interest and quotation differences payable                                  134,918          125,242
                                                                                  --------------   --------------
N.  MISCELLANEOUS LIABILITIES                                                            251,327          334,763
                                                                                  --------------   --------------
    -Dividends payable                                                                     4,200                -
    -Directors' and syndics' fees                                                          1,711            3,438
    -Other                                                                               245,416          331,324
    -Adjustments and accrued interest payable                                                  -                1
                                                                                  --------------   --------------
O.  PROVISIONS                                                                           226,878          258,374
                                                                                  --------------   --------------
P.  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                  753,961          431,024
                                                                                  --------------   --------------
Q.  UNALLOCATED ITEMS                                                                      2,907            3,915
                                                                                  --------------   --------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                  150,688          145,499
                                                                                  --------------   --------------
  TOTAL LIABILITIES                                                                   22,841,948       24,008,948
                                                                                  ==============   ==============
SHAREHOLDERS' EQUITY                                                                   1,666,918        1,626,776
                                                                                  --------------   --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            24,508,866       25,635,724
                                                                                  ==============   ==============

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                        CONSOLIDATED MEMORANDUM ACCOUNTS
                   As of June 30, 2006 and December 31, 2005.
                     (figures stated in thousands of pesos)

                                                                                     06.30.06         12.31.05
                                                                                  --------------   --------------
DEBIT                                                                                 21,488,287       25,637,579
                                                                                  ==============   ==============
CONTINGENT                                                                            13,235,542       17,708,061
                                                                                  --------------   --------------
Loans obtained                                                                           120,605          221,713
Guarantees received                                                                    9,499,122       11,235,068
Others not included in the debtor classification regulations                              10,500           10,500
Contingencies re. contra items                                                         3,605,315        6,240,780
                                                                                  --------------   --------------
CONTROL                                                                                7,671,643        7,327,531
                                                                                  --------------   --------------
Uncollectible loans                                                                      648,944          569,180
Other                                                                                  6,784,127        6,564,913
Control re. contra items                                                                 238,572          193,438
                                                                                  --------------   --------------
DERIVATIVES                                                                              440,018          457,374
                                                                                  --------------   --------------
"Notional" value of forward transactions without delivery of underlying asset              7,718           12,125
Derivatives re. contra items                                                             432,300          445,249
                                                                                  --------------   --------------
TRUST ACCOUNTS                                                                           141,084          144,613
                                                                                  --------------   --------------
Trust funds                                                                              141,084          144,613
                                                                                  --------------   --------------
CREDIT                                                                                21,488,287       25,637,579
                                                                                  ==============   ==============
CONTINGENT                                                                            13,235,542       17,708,061
                                                                                  --------------   --------------
Loans granted (unused balances)                                                          486,900          397,714
Guarantees granted to the Argentine Central Bank                                       2,764,256        5,483,982
Other guarantees granted included in the debtor classification regulations               210,994          223,055
Other guarantees granted not included in the debtor classification regulations            76,994           21,740
Others included in the debtor classification regulations                                 110,034           78,237
Others not included in the debtor classification regulations                              44,427          125,202
Contingencies re. contra items                                                         9,541,937       11,378,131
                                                                                  --------------   --------------
CONTROL                                                                                7,671,643        7,327,531
                                                                                  --------------   --------------
Checks and drafts to be credited                                                         238,398          193,267
Other                                                                                    371,318           35,537
Control re. contra items                                                               7,061,927        7,098,727
                                                                                  --------------   --------------
DERIVATIVES                                                                              440,018          457,374
                                                                                  --------------   --------------
"Notional" value of put options written                                                  194,195          184,801
"Notional" value of forward transactions without delivery of underlying asset            238,105          260,448
Derivatives re. contra items                                                               7,718           12,125
                                                                                  --------------   --------------
TRUST ACCOUNTS                                                                           141,084          144,613
                                                                                  --------------   --------------
Trust liabilities re. contra items                                                       141,084          144,613

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
   For the six-month period commenced January 1, 2006 and ended June 30, 2006, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                              06.30.06         06.30.05
                                                                           --------------   --------------
A.  FINANCIAL INCOME                                                            1,286,821        1,161,440
                                                                           --------------   --------------
    Interest on cash and due from banks                                                88               22
    Interest on loans granted to the financial sector                               1,228            1,614
    Interest on overdrafts                                                         28,077           17,297
    Interest on promissory notes                                                   91,149           51,434
    Interest on mortgage loans                                                     30,725           41,112
    Interest on pledge loans                                                        7,942            4,749
    Interest on credit card loans                                                 126,340          105,816
    Interest on other loans                                                        42,226           12,754
    Net income from government and corporate securities                           161,924          153,955
    Interest on other receivables resulting from financial brokerage              168,130           78,802
    Net income from secured loans - Decree No. 1387/01                             96,288           96,548
    CER adjustment                                                                459,189          563,530
    Other                                                                          73,515           33,807
                                                                           --------------   --------------
B.  FINANCIAL EXPENSES                                                          1,000,980          907,765
                                                                           --------------   --------------
    Interest on current account deposits                                           11,738            6,312
    Interest on savings account deposits                                            1,719            2,251
    Interest on time deposits                                                     117,501           58,506
    Interest on financing from the financial sector                                 2,960            1,907
    Interest on other liabilities resulting from financial brokerage              164,031          130,074
    Other interest                                                                136,955          166,501
    CER adjustment                                                                449,218          513,635
    Other                                                                         116,858           28,579
                                                                           --------------   --------------
    GROSS FINANCIAL MARGIN                                                        285,841          253,675
                                                                           ==============   ==============
C.  LOAN LOSS PROVISIONS                                                           64,009           41,049
                                                                           --------------   --------------
D.  INCOME FROM SERVICES                                                          386,018          300,547
                                                                           --------------   --------------
    In relation to lending transactions                                           110,399           83,887
    In relation to borrowing transactions                                         100,617           82,544
    Other commissions                                                               6,122           10,081
    Other                                                                         168,880          124,035
                                                                           --------------   --------------
E.  EXPENSES FOR SERVICES                                                          80,404           49,330
                                                                           --------------   --------------
    Commissions                                                                    35,426           24,387
    Other                                                                          44,978           24,943

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
   For the six-month period commenced January 1, 2006 and ended June 30, 2006, presented in comparative format with the same period of
                            the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                              06.30.06         06.30.05
                                                                           --------------   --------------
G.  ADMINISTRATIVE EXPENSES                                                       442,770          361,893
                                                                           --------------   --------------
    Personnel expenses                                                            231,703          183,073
    Directors' and syndics' fees                                                    2,200            2,858
    Other fees                                                                     16,726           14,136
    Advertising and publicity                                                      33,206           28,374
    Taxes                                                                          22,432           16,275
    Other operating expenses                                                      103,586           87,406
    Other                                                                          32,917           29,771
                                                                           --------------   --------------
    NET INCOME FROM FINANCIAL BROKERAGE                                            84,676          101,950
                                                                           ==============   ==============
    MINORITY INTERESTS RESULT                                                     (10,430)         (22,038)
                                                                           --------------   --------------
I.  MISCELLANEOUS INCOME                                                          109,064          170,353
                                                                           --------------   --------------
    Net income from equity investments                                                  -            2,613
    Default interests                                                                 446              476
    Loans recovered and allowances reversed                                        59,237           88,743
    CER adjustment                                                                     97            7,329
    Other                                                                          49,284           71,192
                                                                           --------------   --------------
J.  MISCELLANEOUS LOSSES                                                           87,651          207,408
                                                                           --------------   --------------
    Net income from equity investments                                             15,842                -
    Default interests and charges in favor of the Argentine Central Bank              564                6
    Loan loss provisions for miscellaneous receivables and other provisions        27,920           53,214
    CER adjustment                                                                      -              373
    Amortization of differences arising form court resolutions                          -           65,569
    Other                                                                          43,325           88,246
                                                                           --------------   --------------
    NET INCOME BEFORE INCOME TAX                                                   95,659           42,857
                                                                           --------------   --------------
L.  INCOME TAX                                                                     55,517          (10,348)
                                                                           --------------   --------------
    INCOME FOR THE PERIOD                                                          40,142           53,205

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
      For the six-month period commenced January 1, 2006 and ended June 30,
          2006, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                              06.30.06         06.30.05
                                                                           --------------   --------------
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year                             1,041,158          988,669
Increase / (Decrease) in funds                                                    293,743          (29,054)
                                                                           --------------   --------------
Cash and due from banks at period end                                           1,334,901          959,615
                                                                           ==============   ==============
REASONS FOR CHANGES IN CASH
Financial income collected                                                        486,307          513,149
Income from services collected                                                    394,218          300,856
LESS
Financial expenses paid                                                          (305,550)        (364,853)
Expenses for services paid                                                        (80,406)         (48,238)
Administrative expenses paid                                                     (398,712)        (312,042)
                                                                           --------------   --------------
FUNDS PROVIDED BY OPERATING ACTIVITIES                                             95,857           88,872
                                                                           ==============   ==============
OTHER SOURCES OF CASH
Increase in deposits, net                                                       1,217,736        1,112,606
Decrease in government and corporate securities, net                            1,912,474                -
Decrease in other receivables resulting from financial brokerage, net              57,817                -
Other sources of cash                                                              74,326           77,841
                                                                           --------------   --------------
TOTAL SOURCES OF CASH                                                           3,262,353        1,190,447
                                                                           --------------   --------------
OTHER USES OF CASH
Increase in government and corporate securities, net                                    -         (401,811)
Increase in loans, net                                                            (70,987)        (432,464)
Increase in other receivables resulting from financial brokerage, net                   -          (75,340)
Increase in other assets, net                                                    (120,245)         (86,112)
Decrease in other liabilities resulting from financial brokerage, net          (2,687,381)        (186,182)
Decrease in other liabilities, net                                               (118,511)         (33,846)
Other uses of cash                                                                (67,343)         (92,618)
                                                                           --------------   --------------
TOTAL USES OF CASH                                                             (3,064,467)      (1,308,373)
                                                                           --------------   --------------
INCREASE / (DECREASE) IN FUNDS                                                    293,743          (29,054)

The accompanying Notes 1 to 24 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               For the six-month period commenced January 1, 2006
            and ended June 30, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1:   PRESENTATION OF FINANCIAL STATEMENTS

          The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("CNV"). As required by the abovementioned regulations, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the said Bank's quarterly financial statements as supplementary information, reason for which they should be read in conjunction with them.

          These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of FACPCE. In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

          Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:   ACCOUNTING STANDARDS

          The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

          a.   FINANCIAL STATEMENT CONSOLIDATION

               The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

               Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason the Company has adopted the valuation and disclosure criteria applied by the Bank.

          b.   CONSISTENCY OF ACCOUNTING PRINCIPLES

               Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 item c.2. to the financial statements).

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

               b.1. - FOREIGN CURRENCY ASSETS AND LIABILITIES
               These are stated at the US dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

               As of June 30, 2006, December 31, 2005 and June 30, 2005, balances in US dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.0848, $ 3.0315 y $ 2.8908, respectively) set by the Argentine Central Bank.

               In the case of foreign currencies other than the US dollar, figures have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

               b.2. - GOLD BULLION
               Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

               b.3. - GOVERNMENT AND CORPORATE SECURITIES b.3.a. - GOVERNMENT SECURITIES
               I) Holdings in investment accounts:
               These include the National Government Bonds Libor Due 2012 (Boden
               2012) received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 16.3 to the consolidated financial statements) recorded at their "technical value" (the adjustment balance of each instrument according to contractual conditions).

               Same criterion was applied to the holdings used in repo transactions and receivable bonds recorded under Other Receivables Resulting from Financial Brokerage and under Miscellaneous receivables.

               If the position in these securities and the balances to be received recorded under the above mentioned captions not used as collateral for the subscription of the Hedge Bond had been marked to market, a decrease in shareholders' equity of approximately $ 324,532 and $ 463.928 would have been recorded as of June 30, 2006 and December 31, 2005, respectively.

               II) Holdings of trading securities:
               These are recorded at the closing price for each security at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

               III) Without quotation:
               As of June 30, 2006 and December 31, 2005, the Bank carries the following holdings:

               a) Secured Bonds in Pesos
               Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government's debt, pursuant to the provisions of Decree No. 1,579/02, receiving Provincial Secured Bonds ("BOGAR") in exchange for its loans.

               As of June 30, 2006, the total of these holdings is allocated as collateral for the advance for the subscription of the Hedge Bond, thus being valued at the admitted value thereto, as established by Argentine Central Bank's regulations.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               As of December 31, 2005, holdings not used as collateral for the abovementioned advance, were valued at the lowest value that stems from comparing its "present" and "technical" value as defined in item b.4. The market value as of such date was below book value by approximately $67,354.

               b) Discount Bonds and GDP-Linked Negotiable Securities
               Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, for a face value of US$ 280,471 thousand, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.

               As established in that Decree, the acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

               As of June 30, 2006 and December 31, 2005, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds' cash flow at that date. This valuation is reduced in the amount of the perceived payments, and accrued interest is not recognized. Had these securities been valued at market price, the shareholders' equity would have been reduced by approximately $362,447 and $ 383,968 as of June 31, 2006 and December 31, 2005, respectively.

               c) At the end of the previous fiscal year, the Fiscal Tax Credit Certificates were recorded at technical value given that, they may be used for tax payments during this period.

               IV) Securities issued by the Argentine Central Bank:
               These securities were valued at the period/ fiscal year-end closing price for each security.

               Those securities without quotation have been increased on an exponential basis according to their internal rate of return.

               b.3.b. - INVESTMENTS IN QUOTED CORPORATE SECURITIES
               These securities are valued at the period/ fiscal year-end closing price, less estimated selling costs, when applicable.

               b.4. - SECURED LOANS
               On November 6, 2001, within the framework of Decree No. 1387/01, Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond program, for new loans called "National Secured Loans," which are recorded under "Loans - Non-Financial Public Sector".

               At the issue date of these financial statements, their book value exceeds to their estimated realizable value by $ 40,000 approximately. Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate for instruments of the same issuer

               In accordance with Argentine Central Bank's regulations, Secured Loans have been recorded at the lower of their "present value" and their "technical value." The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of June 30, 2006, was 4.47% and, as of December 31, 2005, 4%. The "technical value" is the adjusted amount of each instrument under contractual conditions.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               Banco de Galicia y Buenos Aires S.A. has recognized in the income statement the effect resulting from the application of this criterion.

               As of June 30, 2006 said loans are mainly allocated as collateral of financial assistance from the Argentine Central Bank pursuant to Decrees No. 739/03, 1262/03 and supplementary regulations.

               b.5. - ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE RETURNS For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

               As indicated in Note 16.1 of the consolidated financial statements for liabilities originally denominated in foreign currency and converted into pesos, the adjustment from the application of the CER was accrued in accordance with legal regulations or contractual conditions.

               b.6. - FINANCIAL TRUST DEBT SECURITIES AND PARTICIPATION CERTIFICATES
               The debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased, according to their internal rate of return. Financial trusts participation certificates are valued taking into account the participation in the assets net of liabilities that stem from the financial statements of the respective trusts.

               b.7. - NEGOTIABLE OBLIGATIONS WITHOUT QUOTATION
               The holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

               b.8. - ASSETS UNDER FINANCIAL LEASES
               Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

               B.9. - EQUITY INVESTMENTS
               B.9.A. - IN FINANCIAL INSTITUTIONS, COMPLEMENTARY AND AUTHORIZED ACTIVITIES
               - CONTROLLED
               Argentine:
               These investments have been valued according to the equity method.

               Banco de Galicia y Buenos Aires S.A. equity investment in Banelco S.A. as of June 30, 2006, is valued under the equity method, based on this company's December 31, 2005 financial statements, because at the date of these financial statements, more recent audited financial statements were not available. Furthermore, the important developments that had an impact on this company's financial condition and results after that date have been recognized.

               The irrevocable capital contribution that was made in Tarjetas del Mar S.A. within the process of restructuring debts with the Bank, has been disclosed at its original value and a valuation allowance has been established, which amounted to $ 51,122 as of June 30, 2006.

               Foreign:
               Galicia (Cayman) Limited and Banco Galicia Uruguay S.A. have been valued according to the equity method, on the basis of financial statements originally issued in foreign currency.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               The conversion to local currency was made as follows:

               a. Assets and liabilities were converted into pesos according to item b.1.

               b. Allotted capital has been computed for the amounts actually disbursed restated.

               c. Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.

               d. Earnings for the period were determined as the difference between the accumulated earnings at the beginning of the fiscal year, net of distributions of cash dividends, and the accumulated earnings at the end of the period.

                    The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of the current period.

               e. The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

               - NON-CONTROLLED
               Argentine:
               These are stated at their acquisition cost restated as mentioned in Note 1 above, plus stock dividends.

               A valuation allowance has been established for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

               Foreign:
               Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their nominal value.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

               b.9.b. - IN OTHER COMPANIES
               - NON-CONTROLLED
               Argentine:
               These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

               A valuation allowance has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. and Aguas Argentinas S.A. are fully provisioned.

               In the case of Inversora Nihuiles S.A. and Inversora Diamante S.A., their book value at period end does not exceed the probable realizable value, which results from the purchase offer received and accepted. (See Note 5 item I) e.).

               Foreign:
               Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their face value.

               The procedure referred to in item b.1. above has been applied for conversion into local currency.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               b.10. - BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate properties derived from a technical revaluation made in 1981, less accumulated depreciation.

               The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

               The residual value of the assets, taken as a whole, does not exceed their combined market value.

               b.11. - OTHER MISCELLANEOUS ASSETS
               These assets are valued at their restated acquisition cost (see
               Note 1 above), less the corresponding accumulated depreciation.

               For those miscellaneous assets earmarked for sale and acquired through foreclosures, the effects of the variation in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

               The depreciation charges for these assets are calculated following the same criterion as that mentioned in item b.10 above.

               b.12. - INTANGIBLE ASSETS
               Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

               Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and development expenses."

               Effective March 2003, Argentine Central Bank the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements)

               Effective December 2005, through Communique "A" 4439 and complementary ones, the Argentine Central Bank authorized financial institutions having granted, as from that date, new commercial loans with an average life of more than 2 years to defer the charge to income related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of the financial institutions' computable regulatory capital ("RPC").

               In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

               As of June 30, 2006 and December 31, 2005, the accumulated amount of deferred amortizations is $ 79,654 and 11,256 respectively.

               b.13. - ALLOWANCE FOR LOAN LOSSES AND PROVISIONS FOR CONTINGENT COMMITMENTS

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               These have been established based upon the estimated uncollectibility risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition and the guarantees securing their related transactions, in line with Argentine Central Bank regulations.

               b.14. - INCOME TAX
               As of June 30, 2006, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method.

               b.15. - TAX ON MINIMUM PRESUMED INCOME
               Pursuant to Section 13 of Law No. 25,063, as amended by Law No. 25,360, payments on account of the Minimum Presumed Income Tax, not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax determined for any of the following 10 fiscal years.

               The recognition of this deferred asset and its realizability stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with Argentine Central Bank regulations.

               Below is a detail of Banco de Galicia y Buenos Aires S.A.'s tax credits outstanding and their probable offsetting date:

                                    Date of          Probable
                 Tax credit       generation     offsetting date

                  11,702             2001              2010
                  45,158             2002              2010
                  43,004             2003              2010
                  42,037             2004              2010
                  46,126             2005              2010
                   4,155             2006              2010

               In addition to the statement made in preceding paragraphs, as of June 30, 2006, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 1,698 for the Tax on Minimum Presumed Income, while as of December 31, 2005, this amount was $ 1,615.

               b.16. - SEVERANCE PAYMENTS

               Banco de Galicia y Buenos Aires S.A. directly allocates severance payments to expenses.

               The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments."

               c. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK'S REGULATIONS AND ARGENTINE GAAP IN THE AUTONOMOUS CITY OF BUENOS AIRES

                    On August 10, 2005, the CPCECABA passed CD Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the CNV adopted with certain amendments CPCECABA's C.D. 93/2005.

                    Subsequently, on June 26, 2006 and through C.D. Resolution No. 42/2006, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 23 of the F.A.C.P.C.E., effective

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               mandatory for fiscal years beginning on and after July 1, 2006. Its application in advance is admitted.

               At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP in force in the Autonomous City of Buenos Aires.

               The main differences between Argentine Central Bank regulations and Argentine GAAP applicable in the Autonomous City of Buenos Aires are detailed below:

               c. 1. - VALUATION CRITERIA

               c.1.a. - ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD
               Banco de Galicia y Buenos Aires S.A. determines the Income
               Tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

               Under Argentine GAAP, in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately $ 50,567 in assets as of June 30, 2006.

               c.1.b. - VALUATION OF ASSETS WITH THE NON-FINANCIAL PUBLIC AND PRIVATE SECTORS c.1.b.1. - SECURED LOANS AND BONDS
               On November 6, 2001, Banco de Galicia y Buenos Aires S.A. and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for National Secured Loans which, as of June 30, 2006 and December 31, 2005, are recorded under "Loans - Non-Financial Public Sector". Furthermore, Banco de Galicia y Buenos Aires S.A. and the
               "Fondo Fiduciario para el Desarrollo Provincial" (FFDP) exchanged loans to provincial governments for BOGAR which, as of June 30, 2006 and December 31, 2005, are recorded under "Government Securities without Quotation". As of such dates, Banco de Galicia y Buenos Aires S.A. valued those assets at the lower of present or technical value, as established by the Argentine Central Bank, except for those used as collateral for the advance for the subscription of the Hedge Bond, which were recorded at the value admitted for assets used for such purpose.

               Under the provisions of C.D. Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:

               a) Secured Loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period.

               Had the Banco de Galicia y Buenos Aires S.A.'s Secured Loans been valued at the closing price of the securities exchanged as of November 6, 2001, the shareholders' equity would have decreased, at that date, by $ 446,688.

               At the issue date of these financial statements, their book value exceeds their estimated realizable value by $ 40,000 approximately.

               b) Provincial secured bonds (Bogar): at market value.
               The aforementioned assets are allocated as collateral for the financial assistance from the Argentine Central Bank and the advance for the subscription of the Hedge Bond and their

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               cash flows are expected to be used to settle those debts. For this reason, the variations in their current values should not have any negative effect on the Bank's financial condition, except for those that would result from the release of the abovementioned assets from their use as collateral.

               c.1.b.2. - FINANCIAL REPORTING OF EFFECTS GENERATED BY COURT DECISIONS ON DEPOSITS
               Pursuant to Note16.1 of the consolidated financial statements, as of June 30, 2006, Banco de Galicia y Buenos Aires S.A. records an asset for $ 354,118 under "Intangible Assets - Organization and Development Expenses," for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations. Under Argentine GAAP, such asset may be recorded as a credit but its valuation should be based upon the best estimate of the recoverable amounts.

               c.1.b.3. - COMPENSATION, PER SECTIONS 28 AND 29 OF DECREE NO. 905/2002 OF THE NATIONAL EXECUTIVE BRANCH
               As of June 30, 2006 and December 31, 2005, Banco de Galicia y Buenos Aires S.A. records the government securities received and to be received in connection with the compensation established by Sections 28 and 29 of National Executive Branch's Decree No. 905/02, under the captions "Government Securities - Holdings in Investment Accounts," "Other Receivables Resulting from Financial Brokerage - Other Receivables not Included in the Debtor Classification Regulations" and "Forward Purchases of Government Securities under Agreements to Repurchase," and "Miscellaneous Receivables," respectively.

               Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in item b.3.a.I) above.

               At the date of preparation of these financial statements, the market value of the "BODEN 2012" is approximately 94% of its technical value.

               c.1.b.4. - ALLOWANCES FOR RECEIVABLES FROM THE NON-FINANCIAL PUBLIC SECTOR
               Current Argentine Central Bank regulations on the establishment of allowances provide that credits against the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

               c.1.b.5. - DISCOUNT BONDS AND GDP-LINKED NEGOTIABLE SECURITIES Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III) b) states the effect resulting from the differences in the valuation criteria.

               c.1.c. - CONVERSION OF FINANCIAL STATEMENTS
               The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. No. 18). Argentine GAAP require that:

               a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and

               b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated at fiscal year-end currency, when corresponding, due to the application of Technical Pronouncement No.17. Quotation differences arising from conversion of the financial statements will be treated as financial income or losses, as the case may be.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:   (Continued)

               The application of this criterion instead of that mentioned in item b. of this Note does not have a significant impact on Banco de Galicia y Buenos Aires S.A. financial statements.

               c.1.d. - RESTRUCTURED LOANS AND LIABILITIES
               Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

               Pursuant to Argentine GAAP, those restructured loans and liabilities for which the modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations of the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

               c.2. - STATEMENT OF CASH FLOWS
               The statement of cash flows has been prepared following the criterion established by the Argentine Central, which differs from that of Technical Pronouncement No. 19 by F.A.C.P.C.E.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

          The basic information regarding the controlled companies is presented in Note 9 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

          Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

          Net Investment S.A.'s financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of B2Agro S.A. and Tradecom Argentina S.A. As of June 30, 2006, Net Investment S.A. held the following percentages:

                 Issuing Company        Capital %      Votes %
          --------------------------   -----------   -----------
          B2Agro S.A.                       100.00        100.00
          Tradecom Argentina S.A.           100.00        100.00

          Sudamericana Holding S.A.'s results have been adapted to cover a six-month period ended March 31, 2006, for consolidation purposes. This company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Cia. de Seguros S.A. As of March 31, 2006, Sudamericana Holding S.A. held the following percentages:

                 Issuing Company                        Capital %      Votes %
          ------------------------------------------   -----------   ----------
          Galicia Retiro Cia. de Seguros S.A.                99.99        99.99
          Galicia Vida Cia. de Seguros S.A.                  99.99        99.99
          Sudamericana Asesores de Seguros S.A.              99.97        99.97
          Galicia Patrimoniales Cia. de Seguros S.A.         99.99        99.99

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:   (Continued)

          Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities and results of the controlled companies detailed below:

                                                 As of June 30, 2006
          -----------------------------------------------------------------------------------------------
                    Issuing Company                         Shares                 Percentage held in
          --------------------------------------   --------------------------   -------------------------
                                                                                  Total       Possible
                                                      Class         Number       Capital        Votes
          --------------------------------------   -----------   ------------   ---------   -------------
          Banco Galicia Uruguay S.A.                Ordinary        2,591,600(*)   100.00          100.00
                                                     shares
          Tarjetas Regionales S.A.                  Ord. book     103,834,148      100.00          100.00
                                                     entry
          Galicia Factoring y Leasing S.A.          Ord. book       1,889,700       99.98           99.98
                                                     entry
          Galicia Valores S.A. Sociedad de Bolsa    Ord. book         999,996       99.99           99.99
                                                     entry

          (*) Stated at face value of 1,000 Uruguayan pesos.

                                                    As of December 31, 2005
          -----------------------------------------------------------------------------------------------
                    Issuing Company                         Shares                 Percentage held in
          --------------------------------------   --------------------------   -------------------------
                                                                                  Total       Possible
                                                      Class         Number       Capital        Votes
          --------------------------------------   -----------   ------------   ---------   -------------
          Banco Galicia Uruguay S.A.                Ordinary        2,591,600(*)   100.00          100.00
                                                     shares
          Tarjetas Regionales S.A.                  Ord. book     103,834,148      100.00          100.00
                                                      entry
          Galicia Factoring y Leasing S.A.          Ord. book       1,889,700       99.98           99.98
                                                      entry
          Galicia Valores S.A. Sociedad de Bolsa    Ord. book         999,996       99.99           99.99
                                                      entry

          (*) Stated at face value of 1,000 Uruguayan pesos.

                                                 As of June 30, 2006
          --------------------------------------------------------------------------------------------------------
                       Issuing Company                    Assets       Liabilities   Shareholders'        Net
                                                                                        equity       income/(loss)
          ------------------------------------------   -------------   -----------   -------------   -------------
          Banco Galicia Uruguay S.A.                         640,980       576,462          64,518          16,754
          Tarjetas Regionales S.A.                         1,435,003     1,234,783         200,220          35,407
          Galicia Factoring y Leasing S.A.                     3,921           163           3,758             278
          Galicia Valores S.A. Sociedad de Bolsa              21,724         7,446          14,278             144

                                        Balance Sheet as of December 31, 2005
                                      and income Statement as of June 30, 2005
          --------------------------------------------------------------------------------------------------------
                      Issuing Company                     Assets       Liabilities   Shareholders'        Net
                                                                                        equity       income/(loss)
          -----------------------------------------    -------------   -----------   -------------   -------------
          Banco Galicia Uruguay S.A.                         674,895       627,957          46,938         248,539
          Tarjetas Regionales S.A.                         1,258,609     1,093,797         164,812          38,274
          Galicia Factoring y Leasing S.A.                     3,531            51           3,480             (78)
          Galicia Valores S.A. Sociedad de Bolsa              29,702        15,567          14,135           1,637

          The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A.

          The financial statements of Banco Galicia Uruguay S.A. include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:   (Continued)

          Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

          The latest statements have been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited holds a 100% interest.

          Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

          Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Galicia (Cayman) Limited holds the remaining 31.781452%.

          The June 30, 2006 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

          The percentages directly held in those companies' capital stock are as follows:

          - Directly:

                  Company               06.30.06     12.31.05
          -------------------------    ---------    -----------
          Tarjetas Cuyanas S.A.           60.000%       60.000%
          Tarjetas del Mar S.A.           99.999%       99.999%
          Tarjeta Naranja S.A.            80.000%       80.000%

          In addition, Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

          The portion of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results."

          The minority interest percentages as of June 30, 2006 and December 31, 2005 are the following:

                               Company                           06.30.06       12.31.05
          ---------------------------------------------------   -----------   -----------
          Banco de Galicia y Buenos Aires S.A.                      6.39536%      6.39581%
          Net Investment S.A.                                       0.79942%      0.79948%
          Sudamericana Holding S.A.                                 0.79936%      0.79942%
          Galicia Warrants S.A.                                     0.79942%      0.79948%
          B2Agro S.A.                                               0.79942%      0.80774%
          Net Investment B.V.                                       0.79942%      0.79948%
          Tradecom Argentina S.A.                                   0.79942%            -
          Galicia Retiro Cia. de Seguros S.A. (*)                   0.80931%      0.79955%
          Galicia Vida Cia. de Seguros S.A. (*)                     0.80927%      0.80929%
          Sudamericana Asesores de Seguros S.A. (*)                 0.82857%      0.83249%
          Galicia Patrimoniales Cia. de Seguros S.A. (*)            0.80840%      0.80769%

          (*) Minority interest determined based on the financial statements as of March 31, 2006 and September 30, 2005.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 4:   (Continued)

          The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

                                     Company                                 06.30.06       12.31.05
          --------------------------------------------------------------   ------------   ------------
          Galicia Valores S.A. Sociedad de Bolsa                                  0.010%         0.010%
          Galicia Factoring y Leasing S.A.                                        0.020%         0.020%
          Galicia  Administradora  de Fondos  S.A.  Sociedad  Gerente de
          Fondos Comunes de Inversion                                             0.015%         0.015%
          Tarjetas Cuyanas S.A.                                                  40.000%        40.000%
          Tarjeta Naranja S.A.                                                   20.000%        20.000%
          Tarjetas del Mar S.A.                                                   0.001%         0.001%
          Cobranzas Regionales S.A.                                              22.460%        22.460%

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must maintain a monthly average liquidity level. Computable assets for paying the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

          The minimum cash requirement at the end the period/ fiscal year was as follows (as measured in average daily balances):

                                                             06.30.06     12.31.05
                                                            ----------   ----------
          Minimum cash requirement in Pesos                    911,739      758,124
          Minimum cash requirement in foreign currency         614,265      418,710

          I) As of June 30, 2006, the Bank's ability to dispose of the following assets corresponding to Banco de Galicia y Buenos Aires S.A. was restricted as mentioned below.

               a.  FUNDS AND GOVERNMENT SECURITIES
               The Bank has deposited $ 42,966 as a guarantee to third parties, $ 73,434 for security margins of repo transactions and $ 40,689 as collateral for transactions carried out in the Rosario Futures Exchange.

               b. SPECIAL ESCROW ACCOUNTS
               Special escrow accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of June 30, 2006 amounted to $ 124,540.

               c. DEPOSITS IN FAVOR OF THE ARGENTINE CENTRAL BANK
               These have been set up in line with Argentine Central Bank regulations:
               -    Unavailable deposits for exchange transactions, $ 533.

               - For securities held in custody to act as register agent and book-entry Mortgage securities held in custody, $ 957.

               d. GUARANTEES GRANTED TO THE ARGENTINE CENTRAL BANK
               As of June 30, 2006, Banco de Galicia y Buenos Aires S.A. has allocated loans to the public sector for $ 2,763,299 as collateral of assistance from the Argentine Central Bank.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

               e. EQUITY INVESTMENTS
               The item "Equity Investments" includes shares the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

               - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.
               - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.
               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
               -    Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

               Banco de Galicia y Buenos Aires S.A. has accepted an offer to the purchase of its shares in Inversora Nihuiles S.A. and Inversora Diamante S.A., the fulfillment of which is subject to the occurrence of certain conditions set forth in the contract.

               In addition , as a shareholder of the concessionaires, the Bank has guaranteed their compliance with certain obligations arising from the concession contracts signed by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A.

               In addition, the Bank and the other shareholders had committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they had undertaken with international financial institutions. It is worth mentioning that as of June 30, 2006; only the commitment related to Aguas Cordobesas S.A. is outstanding.

               Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State, for contractual obligations deriving from the concession contract during the entire term thereof.

               Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced by the grantor to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.

               Aguas Provinciales de Santa Fe S.A.: After the fiscal year end, the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. held on January 13, 2006, approved the early dissolution and liquidation of said company.

               Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity.

               On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault, derived from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders' meeting.

               As of June 30, 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.
               Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A. alleging the concessionaire's fault.

               As a result of this measure, Aguas Argentinas S.A. went into default and requested the opening of a reorganization process under the provisions of Section 5 and subsequent sections of Law N(o) 24,522.

               On March 9, 2006, Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

               Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

               As of June 30, 2006, the investment in said company has been fully provisioned. For the remaining credits, the provisions corresponding to the debtor's condition in accordance with the applicable regulations have been established.

               f. GUARANTEES GRANTED FOR DIRECT OBLIGATIONS
               As of June 30, 2006, Banco de Galicia y Buenos Aires S.A. has recorded $ 15,493 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by IFC.

          As of December 31, 2005, the total amount of restricted assets for the aforementioned items was $ 5,709,679.

          II) As of June 30, 2006, Banco de Galicia y Buenos Aires S.A. ability to dispose of the following assets of consolidated controlled companies was restricted as follows:

               a. GALICIA VALORES S.A. SOCIEDAD DE BOLSA:
               As of June 30, 2006 and December 31, 2005, this company holds three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 6,500.

               b. TARJETAS CUYANAS S.A.:
               As of June 30, 2006, the company's ability to dispose of time deposits for $ 600 and $ 80 was restricted because this amount was earmarked to secure two collection agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. As of December 31, 2005, its restricted assets totaled $ 639 and $ 107.

               c. TARJETA NARANJA S.A.
               Attachments amounting to $ 561 have been levied on current account deposits that this company holds in different financial institutions belonging to Banco de Galicia y Buenos Aires S.A.

               d. BANCO GALICIA URUGUAY S.A.:
               Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Movable Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

          III) As of June 30, 2006, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below.

          On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the abovementioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank; said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

          The government and corporate securities listed below have been classified pursuant to the Argentine Central Bank regulations.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 6:   (Continued)

          As of June 30, 2006 and December 31, 2005, holdings of Government and corporate securities were as follows:

                                                                    06.30.06      12.31.05
                                                                  ------------   -----------
          Government Securities
          With quotation
          Recorded at market value
          For trading purposes:
            Government bonds                                             8,046        20,873
            Other                                                          362           356
            Less: Valuation allowance                                     (359)         (353)
                                                                  ------------   -----------
          Total trading securities                                       8,049        20,876
                                                                  ------------   -----------
          Recorded at value after amortization
          In investment accounts
            Government bonds (Boden 2012)                              664,474       650,924
                                                                  ------------   -----------
          Total securities in investment accounts                      664,474       650,924
                                                                  ------------   -----------
          Securities issued by the Argentine Central Bank
            Securities with quotation                                   58,263       699,041
            Securities without quotation                                     -         5,426
                                                                  ------------   -----------
          Total securities issued by the Argentine Central Bank         58,263       704,467
                                                                  ------------   -----------
          Without quotation
            Fiscal tax credit certificates (*)                               -        34,458
            Government bonds                                         3,506,264     4,556,613
                                                                  ------------   -----------
          Total securities without quotation                         3,506,264     4,591,071
                                                                  ------------   -----------
          Total government securities                                4,237,050     5,967,338
                                                                  ------------   -----------
          Corporate Securities
            Shares                                                         694           376
            Negotiable obligations (with quotation)                      3,794         4,042
                                                                  ------------   -----------
          Total corporate securities                                     4,488         4,418
                                                                  ------------   -----------
          Total government and corporate securities                  4,241,538     5,971,756
                                                                  ============   ===========

          (*) Government securities secured by future tax payments.

NOTE 7:   LOANS

          The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

          a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

          b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

          c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

          -    Overdrafts: short-term obligations issued in favor of customers.
          -    Promissory notes: endorsed promissory notes, factoring.
          - Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
          - Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
          -    Credit card loans: loans granted to credit card holders.
          -    Personal loans: loans to natural persons.
          - Other: this item primarily involves short-term placements in banks abroad.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 7:   (Continued)

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, Banco de Galicia y Buenos Aires S.A. must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).

          As of June 30, 2006 and December 31, 2005, the classification of the loan portfolio was as follows:

                                                                    06.30.06        12.31.05
                                                                  ------------   -------------
          Non-financial public sector                                4,310,511       5,235,869
          Financial sector                                             139,058         128,203
          Non-financial private sector and residents abroad          6,632,771       5,619,015
            With preferred guarantees                                4,537,838         838,540
            With other collateral                                    1,084,928       1,024,542
            Without collateral                                       1,010,005       3,755,933
                                                                  ------------   -------------
          Subtotal                                                  11,082,340      10,983,087
          Allowance for uncollectibility risks                        (321,341)       (427,911)
                                                                  ------------   -------------
          Total                                                     10,760,999      10,555,176
                                                                  ============   =============

          Said loans were granted in the normal course of transactions with normal terms, interest rates and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

          As of June 30, 2006 and December 31, 2005, the breakdown of "Equity Investments" was a follows:

                                                                       06.30.06       12.31.05
                                                                     ------------   ------------
          In financial institutions, complementary and authorized
           activities
            Banco Latinoamericano de Exportaciones S.A.                     1,600          1,572
            Banelco S.A.                                                    6,500          7,219
            Mercado de Valores de Buenos Aires S.A.                         8,190          8,190
            Visa Argentina S.A.                                               951            951
            Other                                                           2,369          2,288
                                                                     ------------   ------------
          Total equity investments in financial institutions,
           complementary and authorized activities                         19,610         20,220
                                                                     ------------   ------------
          In non-financial institutions
            AEC S.A.                                                        6,139          6,139
            Aguas Argentinas S.A.                                          23,370         23,370
            Aguas Cordobesas S.A.                                           8,911          8,911
            Aguas Provinciales de Santa Fe S.A.                            10,771         10,771
            Electrigal S.A.                                                 5,455          5,455
            Inversora Diamante S.A.                                        12,944         12,944
            Inversora Nihuiles S.A.                                        15,750         15,750
            Tradecom International N.V.                                         -          6,683
            Other                                                           5,042          6,181
                                                                     ------------   ------------
          Total equity investments in non-financial institutions           88,382         96,204
                                                                     ------------   ------------
          Allowances and Provisions                                       (44,897)       (31,304)
                                                                     ------------   ------------
          Total equity investments                                         63,095         85,120
                                                                     ============   ============

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

          The following table shows the goodwill breakdown per activity as of June 30, 2006 and December 31, 2005, respectively:

                                                      06.30.06        12.31.05
                                                    ------------    ------------
          Investment                                         146             684
          In banks                                        49,949          54,706
          Companies issuing regional credit cards         24,795          29,613
                                                    ------------    ------------
          Total                                           74,890          85,003
                                                    ============    ============

NOTE 10:  TRUST ACTIVITIES

          a) Trust contracts for purposes of guaranteeing compliance with obligations:

          Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be invested according to the following detail:

                                                              Trust fund balance
                                                         ---------------------------
                                                                        In thousands
          Date of Contract            Trustor                 $            of US$        Due date
          ------------------   -----------------------   ------------   ------------   ------------
              01.06.98         Eduardo Sumic y Ercides
                               Ciani                               12             32       07.07.07(1)
              02.15.05         Blaisten                            51              -       02.15.08(2)
              29.12.05         Tecsan - Benito Roggio             346              -       04.28.11(2)

          (1) This amount shall be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.
          (2) These amounts shall be released monthly until the earlier of the settlement date of trustor obligations or the due date, whichever occurs first.

          b) Financial trust contract:

          Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of the Debt Securities and the Participation Certificates:

                                                              Trust fund balance
                                                         ---------------------------
                                                                        In thousands
          Date of Contract            Trustor                 $            of US$        Due date
          ------------------   -----------------------   ------------   ------------   ------------
              01.28.04         Tarjeta Naranja III             60,446              -       08.01.10(3)
              03.10.05         Grobo I                          8,668              -       09.30.06(4)
              07.13.05         Rumbo Norte I                    3,398            137       07.13.11
              10.12.05         Hydro I                         25,344              -       09.05.17(3)
              11.14.05         Radio Sapienza II                3,128              -       10.12.08(4)
              12.13.05         Tarjetas del Mar I               3,996              -       12.10.06(4)
              01.24.06         Saturno I                       13,199              -       07.31.07(3)
              05.02.06         Prosion I                            1          1,527       06.15.09(3)
              05.22.06         Radio Sapienza III               6,007              -       05.12.09(4)
              06.26.06         Saturno II                      11,257              -       09.30.07(3)

          (3) These amounts shall be released monthly until the redemption of the debt securities.
          (4) Estimated date, because the due date shall occur at the time of the distribution of all of the trust assets.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  NEGOTIABLE OBLIGATIONS

          a) AS OF JUNE 30, 2006, BANCO DE GALICIA Y BUENOS AIRES S.A., HAD THE FOLLOWING NEGOTIABLE OBLIGATIONS OUTSTANDING UNDER THIS
               PROGRAM:

          a.1) Ordinary negotiable obligations:

                           Residual face value
                            (in thousands of                                        Issue authorized
          Date of issue            US$)              Term            Rate              by the CNV
          -------------    -------------------    -----------   ----------------    ----------------
             11.08.93             5,137(*)         10 years          9.00%              10.08.93

          (*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.

          a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the creation of a global program for the issuance of negotiable obligations, not convertible into shares, which could be denominated in pesos, dollars or other currencies, for a maximum aggregate amount equivalent to US$ 1,000,000 thousand. At the date of these financial statements, this program has expired. However, as of June 30, 2006, Banco de Galicia y Buenos Aires S.A. has outstanding the following short- and medium-term negotiable obligations issued under this program:

                           Residual face value
                            (in thousands of                                        Issue authorized
          Date of issue            US$)              Term            Rate              by the CNV
          -------------    -------------------    -----------   ----------------    ----------------
             06.11.01             889(*)           1,653 days     Libor plus 2%         04.22.98
             07.19.02          48,423(**)          1,840 days         7.875%            04.22.98
             07.19.02          28,774(**)          1,840 days    Libor 6 months         04.22.98
                                                                    plus 4%

          (*) These amounts correspond to past due negotiable obligations, not tendered to the restructuring offer.
          (**) Negotiable obligations which are current, issued as a result of the restructuring of New York Branch's debt, and which were not included in Banco de Galicia y Buenos Aires S.A.'s debt restructuring.

          In accordance with the provisions of the Negotiable Obligations Law and Argentine Central Bank regulations, the net proceeds of the negotiable obligations detailed in items a.1) and a.2) were applied to the extension of credit to domestic companies for them to finance investments in physical assets in Argentina, working capital or the restructuring of liabilities, the extension of consumer loans and mortgage loans to finance housing construction, or investments in the share capital of domestic companies and other uses envisaged by current regulations.

          a.3) The Ordinary Shareholders' Meeting held on September 30, 2003, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the CNV may authorize pursuant to regulations.

          On April 23, 2004, through Resolution No. 14,773 the CNV authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.

          The net proceeds of the negotiable obligations issued under the Program were used to refinance foreign debt, in accordance with
          Section 36 of the Negotiable Obligations Law, Argentine Central Bank regulations, and other applicable regulations.

          The Ordinary and Extraordinary Shareholder's Meeting held on April 27, 2006 ratified and renewed the powers invested in the Board of Directors regarding this program.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          As of June 30, 2006, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:

          Ordinary negotiable obligations:

                           Residual face value
                            (in thousands of                                        Issue authorized
          Date of issue            US$)              Term            Rate              by the CNV
          -------------    -------------------    -----------   ----------------    ----------------
             05.18.04                  464,802            (1)                (*)      12.29.03 and
                                                                                        04.27.04
             05.18.04                  352,839            (2)                (#)      12.29.03 and
                                                                                        04.27.04

          (1) The principal of the Negotiable Obligations Due 2014 shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal is due. Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due 2014 for a face value of U$S 105,124.
          (2) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their due date, January 1, 2010, when the remaining 12.5% of the original principal shall is due.
          (*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which increases by 1% each year until an annual rate of 7% is reached, which shall apply from January 1, 2008 up to but not including January 1, 2014.
          (#) The interest rate established for the period from July 1, 2006 to December 31, 2006 shall be of 9.14% (Libor 6 months 5.64% plus 3.5%).

          Subordinated negotiable obligations:

                           Residual face value
                            (in thousands of                                        Issue authorized
          Date of issue            US$)              Term            Rate              by the CNV
          -------------    -------------------    -----------   ----------------    ----------------
             05.18.04                  240,864(*)         (1)                (2)      12.29.03 and
                                                                                        04.27.04

          (*) Includes US$ 5,455 thousand, US$ 5,592 thousand, US$ 5,731 thousand and US$ 5,875 thousand corresponding to capitalized payment-in-kind (by means of Negotiable Obligations Due 2019) interest due on July 1, 2004, January 1, 2005, July 1, 2005 and January 1, 2006, respectively. Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due 2019 for a face value of US$ 6,585 thousand,, which include capitalized interest on the new Subordinated Negotiable Obligations.
          (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all the negotiable obligations due in 2014 and 2010 have been fully repaid.
          (2) Interest on the Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate increases to 11% per annum from 1 January 2014 up to but not including January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind will accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and will be payable on January 1, 2014 and January 1, 2019.

          a.4) The Ordinary Shareholders' Meeting, held on April 28, 2005, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the CNV, or for any other longer term the CNV may authorize pursuant to regulations.

          On September 15, 2005, the Board of Directors of Banco de Galicia y Buenos Aires S.A. resolved that the US dollar was the currency to determine the amount of the Program, at Argentine Central Bank reference exchange rate as of September 14, 2005 (U$S 1 = $ 2.9193) which resulted in a rounded off total Program amount of U$S 342,500 thousand. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations, under the Program, which was approved by the CNV through Resolution 15228 dated November 04, 2005.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          As of June 30, 2005, the total balance of negotiable obligations, including principal and interest, amounts to $ 3,626,405, net of expenses. This amount includes the negotiable obligations issued as a result of the debt restructuring.

          As of December 31, 2005, the total balance of negotiable obligations, including principal and interest, net of discounts, was $ 3,533,115.

          b) COMPANIES CONTROLLED BY BANCO DE GALICIA Y BUENOS AIRES S.A. - ISSUANCE OF NEGOTIABLE OBLIGATIONS

          In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

          a) Banco Galicia Uruguay S.A.

          As of June 30, 2006 and December 31, 2005

          a.1) Negotiable obligations

                           Residual face value    Residual face value
                            (in thousands of       (in thousands of
                                   US$)                   US$)
          Date of issue         06.30.06               12.31.05             Term           Rate
          -------------    -------------------    -------------------    -----------    ----------
             12.24.02                   47,271                 47,319        9 years             2%
             08.31.03                    8,929                  8,929        9 years             7%
             08.31.03                      798                    798        5 years             2%

          b) Tarjetas Regionales S.A.

          At the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following negotiable obligations outstanding, which were issued in order to finance their operations:

          Conditions                     Tarjeta Naranja S.A.         Tarjeta Naranja S.A.
          -------------------------    ------------------------    -------------------------
          Series No.                             III                            IV
          Currency of issue                   Pesos ($)                  US dollars (US$)
          Placement date                      05.17.05                       09.20.05
          Due date                            11.08.06                       09.15.06
          Term                                540 days                       360 days
          Rate                               Variable
                                              CER Var.             Fixed 6.5% Nominal annual
                                       (minimum 8% maximum 20%)
                                             plus 1.75%
          Face value as of 06.30.06            41,020                        27,516(*)
          Face value as of 12.31.05            41,020                        25,947(*)
          Residual value as of
           06.30.06                            41,020                        27,516
          Residual value as of
           12.31.05                            41,020                        27,034

          (*) Tarjeta Naranja S.A. issued and placed its Series IV negotiable obligations for a total amount of US$ 8,916 thousand.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:  (Continued)

          Conditions                     Tarjeta Naranja S.A.         Tarjeta Naranja S.A.
          -------------------------    ------------------------    -------------------------
          Series No.                           Class I                     Class II
          Currency of issue                   Pesos ($)                US dollars (US$)
          Placement date                      12.14.05                     06.14.06
          Due date                            12.14.07                     12.14.08
          Term                                24 months                   30 months
          Rate                               Maximum 20%           Fixed 17% nominal annual
                                             Minimum 8%
          Face value as of 06.30.06            40,781                     80,150 (**)
          Face value as of 12.31.05            40,781                         -
          Residual value as of
           06.30.06                            40,781                       80,150
          Residual value as of
           12.31.05                            40,781                         -

          (**) Tarjeta Naranja S.A. issued and placed its Series II negotiable obligations for a total amount of US$ 26,000 thousand.

          Conditions                     Tarjeta Cuyanas S.A.
          -------------------------    ------------------------
          Series No.                             XVI
          Currency of issue                   Pesos ($)
          Placement date                      12.16.05
          Due date                            12.11.06
          Term                                360 days
          Rate                               Maximum 20%
                                             Minimum 8%
          Face value as of 06.30.06            21,532
          Face value as of 12.31.05            21,532
          Residual value as of
           06.30.06                            21,686
          Residual value as of
           12.31.05                            21,532

NOTE 12:  MINIMUM CAPITALS

          Grupo Financiero Galicia S.A. is not subject to the Minimum capital requirements established by the Argentine Central Bank.

          In addition, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to Pesos 12.

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

          As called for by Argentine Central Bank regulations, as of June 30, 2006 and December 31, 2005, the Minimum capital requirements were as follows:

                                                               Payment of capital as a %
          Creation   Capital required    Computable capital    of the capital requirement
          --------   ----------------    ------------------    --------------------------
          06.30.06          1,032,241             1,890,878                        183.18
          12.31.05            881,546             1,885,211                        213.85

          Communique "A" 3911 and supplementary regulations state that, as from January 1, 2006, the total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets and as from July 1, 2007 35%.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  (Continued)

          According to said Communique, Banco de Galicia y Buenos Aires S.A. has presented the appropriate adjustment plan, which has been accepted by the Argentine Central Bank on February 28, 2006.

          As of June 30, 2006, Banco de Galicia y Buenos Aires S.A. is in compliance with the guidelines committed to in said plan.

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

          Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

          The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

          This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate. This system has been implemented through the creation of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

          As from January 01, 2005, the Argentina Central Bank set this contribution in 0.015 %.

          As of June 30, 2006, the standard contribution to the Deposits Insurance System amounted to $ 310,088, $ 7,319 of which corresponded to the current period.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          In the case of Banco de Galicia y Buenos Aires S.A., Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at the fiscal year end, plus (less) prior fiscal year adjustments, be allocated to the legal reserve.

          This proportion applies regardless of the ratio of legal reserve to capital stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve exceeds 20% of the Capital Stock plus the Capital Adjustment.

          In addition, it was set forth that financial institutions receiving National Government bonds as compensation within the framework of Sections 28 and 29 of Decree No. 905/02, and recording them at technical value, may not distribute cash dividends while using this registration criteria, except for the amount of profits exceeding the difference between the carrying value and the market value of these bonds, net of the appropriations established by Law and by the Bank's bylaws.

          The Argentine Central Bank also established that, for the purposes of determining distributable balances, the minimum presumed income tax assets shall be deducted from retained earnings, except when establishing the Legal Reserve.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:  (Continued)

          The loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said Entity by a consolidated subsidiary.

          Notwithstanding this, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: (i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt ; and (iii) the Bank were to repay two US dollars (US$ 2) of Long-Term Debt principal for each US dollar (US$ 1) paid as dividends."

NOTE 15:  NATIONAL SECURITIES COMMISSION (CNV)

          Resolution No. 368/01
          As of June 30, 2006, Banco de Galicia y Buenos Aires S.A.'s equity exceeds that required by Chapter XIX, items 4 and 5 of CNV Resolution No. 368/01 to act as an over-the-counter broker.

          Furthermore, in compliance with Section 32 of Chapter XI of that resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA MIX PLUS," "FIMA MIX," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA MONEY MARKET EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of June 30, 2006, Banco de Galicia y Buenos Aires S.A. holds a total of 554,471,622 units under custody for a market value of $ 344,003, which is included in the "Depositors of Securities held in Custody" account.

          As of December 31, 2005, the securities held in custody by the Bank totaled 479,905,814 units and their market value amounted to $ 296,698.

NOTE 16:  PENDING ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

          16.1 - DEPOSITS WITH THE FINANCIAL SYSTEM - LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES
          As a result of the provisions of Decree No. 1570/01, Law No. 25,561, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. The emergency regulations have been declared unconstitutional by most lower and upper courts. As of June 30, 2006, the court orders received by Banco de Galicia y Buenos Aires S.A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 15,336 and U$S 638,929 thousand. In compliance with those court orders, as of the same date, the Bank has paid the amounts of $ 1,172,331 and US$ 99,833 thousand to reimburse deposits, in pesos and in foreign currency.

          The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per US dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 675,286 and $ 668,946, as of March 31, 2006 and December 31, 2005,
          respectively, has been recorded under "Intangible Assets." Residual values as of said dates total $ 354,118 and $ 347,777.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the judicial branch, either in US dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

          On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested to the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court decisions. The Bank has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

          On October 26, 2004, the Argentine Supreme Court of Justice ruled on the lawsuit entitled "Bustos, Alberto et al vs. National State, on legal action requesting protection of constitutional guarantees," admitting the declaration of national emergency established by Law No. 25,561 and the constitutionality of Section 2 of Decree No. 214/02. Notwithstanding the fact that, under Argentine law, the Supreme Court rulings are not mandatory for lower courts, this ruling is expected to be observed by a high number of these courts, when ruling in similar cases.

          At the date of these financial statements, the final outcome of all of the pending disputes cannot be foreseen. However, during the previous fiscal year, as well as in the current one, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of worsening of this problem in the future.

          16.2 - CLAIMS DUE TO FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE REPAYMENT OF FINANCIAL ASSISTANCE DURING FOREIGN-EXCHANGE MARKET HOLIDAYS IN JANUARY 2002.
          During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in US dollars, provided by the Bank Liquidity Fund, on January 02 and 04, 2002.

          On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

          On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $ 1.40 per US dollar.

          As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

          As a result, the US dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in US dollars until the reopening of the market.

          On that date, and in accordance with the regulations in force, the US dollar was sold at $ 1.40.

          For this reason, when the Argentine Central Bank applied US$ 410,000 thousand to the settlement of the financial assistance granted to the Bank, it should have cancelled US$ 410,000 thousand times 1.40, that is, the amount of $ 574,000.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          This has infringed the guarantee of inviolability of private property and equal treatment before the law.

          Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

          Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

          16.3 - COMPENSATION TO FINANCIAL INSTITUTIONS
          Section 7 of Decree No. 214/02, provided for the issuance of a bond payable by the National Treasury to compensate the imbalance created in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities.

          In June, 2002, Decree No. 905/02, in its Sections 28 and 29, established the methodology for calculating the amount of compensation, granting a Compensatory Bond to compensate the losses that resulted from the asymmetric pesification of assets and liabilities, and a Hedge Bond to compensate for the currency gap that resulted from the mandatory pesification of part of the assets and liabilities.

          After a thorough verification process performed by the Argentine Central Bank, it was established that the final compensation to be paid to Banco de Galicia y Buenos Aires S.A. amounts to US$ 2,178,030 thousand of face value of BODEN 2012.

          As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. had received the total amount of the Compensatory Bond. The position as of June 30, 2006, is recorded under "Government Securities - In Foreign Currency - Holdings in Investment Accounts", for $ 664,474, and under "Other Receivables Resulting from Financial Brokerage - In Foreign Currency - Forward Purchases of Securities under Repo Transactions", for $ 344,044.

          The amount of the compensation pending receipt, which corresponds to the Hedge Bond, has been recorded under "Other Receivables Resulting from Financial Brokerage - In Foreign Currency - Compensation to be Received from the National Government," for $ 4,308,420.

          The advance to be requested to the Argentine Central Bank for the subscription of the Hedge Bond has been recorded under "Other Liabilities resulting from Financial Brokerage - In Pesos - Advances for the Acquisition of Boden 2012," for $ 1,780,453 which, including the adjustments from the application of the CER and accrued interest for $ 1,728,664 totals $ 3,509,117. The conditions for financing the subscription of the Hedge Bond have been specified in Section 29, subsection g) of Decree No. 905/02, which set forth, among other conditions, the delivery by financial institutions of assets as collateral, for at least 100.0% of the amount of the advance received.

          El January 27, 2006, the formal request of the advance for the partial subscription of the Hedge Bond was made to the Argentine Central Bank for an original value of $ 1,616,938 (equivalent to US$ 1,154,955 of face value of Boden 2012), which adjusted as of June 30, 2006, by the application of the CER and accrued interest, amounts to $ 3,186,843.

          16.4. - SITUATION OF BANCO GALICIA URUGUAY S.A. AND GALICIA (CAYMAN) LIMITED
          The financial crisis unleashed in late 2001 also affected the companies controlled by Banco de Galicia y Buenos Aires S.A., Banco Galicia Uruguay S.A. y Galicia (Cayman) Limited.

          Banco Galicia Uruguay S.A. after the total suspension of all its activities, as from February 2002; in December 2002 restructured its deposits with a high degree of participation by its depositors. Subsequently, the bank implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

NOTE 16:  (Continued)

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

          The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

          Within this process and during the previous fiscal year, the Argentine Central Bank authorized the transfer of BODEN 2012 to Banco Galicia Uruguay S.A. for a face value of US$ 195,979 thousand, which were applied to the settlement of the expressions of interest to participate in the exchange received.

          Furthermore, in order to strengthen the financial condition of its subsidiaries, Grupo Financiero Galicia SA. has forgiven the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A.

          This debt forgiveness, along with the exchange of deposits, have meant an important improvement to Banco Galicia Uruguay S.A.'s financial conditions derived from the reduction of its liabilities.

          As of June 30, 2006, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 416,195, with the first three installments due September 2003, 2004 and 2005 and the Negotiable Obligations due December 2005 having been paid. As of said date, the shareholders' equity amount to $ 64,518 and it is estimated that the cash proceeds of this company's assets (mainly credits) shall exceed, in all of the payment periods of the arrangement with creditors, the obligations resulting from such agreement.

          As regards Galicia (Cayman) Limited, even though it was in provisional liquidation, on February 2, 2006, as a consequence of the presentation made by the Administrators of the Restructuring Plan of Galicia Cayman, the Grand Court of the Cayman Islands declared the plan terminated , thus returning the company to its legal authorities as from February 23, 2006.

          In order to help face the payment proposal of Galicia (Cayman) Limited, Grupo Financiero Galicia S.A., during July 2003, granted said bank a subordinated loan for US$ 1,200 thousand, to be repaid once the debt with all creditors has been amortized pursuant to the proposal. On December 15, 2005, Grupo Financiero Galicia S.A. signed an agreement with Galicia (Cayman) Limited, to exchange the abovementioned loan plus the interests accrued up to that date, for transferable time-deposit certificates issued by Banco Galicia Uruguay S.A.

NOTE 17: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

          The 2% contribution on interests and fees received by Banks established by Section 17, paragraph f), of Law No. 19,322, was reduced to 1% as from July 1, 1996, and finally eliminated by Decrees No. 263/96 and 915/96 on July 1, 1997. In addition, Decree No. 336/98 dated March 26, 1998, of the National Executive Branch, confirmed the elimination of the Bank Employees' Social Services Institute (ISSB) and the creation of a new institution called Bank Employees' Health Care System (OSBA), which was not the successor of the ISSB.

          In April 1998, OSBA filed a final claim against Banco de Galicia y Buenos Aires S.A. claiming to be the successor of the ISSB; in response to this, Banco de Galicia y Buenos Aires S.A. brought legal action calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that this contribution had been repealed, and that OSBA was not the successor of the ISSB. Also, it requested a preliminary injunction, which was granted, which prevents OSBA from bringing legal action or making verifications on the grounds of Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The preliminary injunction was confirmed. The lower and upper courts rendered a judgment stating that OSBA was not the successor of ISSB and that, therefore, it was not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 17:  (Continued)

          In addition, OSBA has brought a declaratory action before the federal administrative litigation jurisdiction against all institutions in the financial system, claiming annulment of the decrees that eliminated the contribution to said institution. Considering that a risk exists as to the interpretations that courts may make of this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to seek an agreement on those disputed or doubtful rights, without this involving any recognition of rights, but involving OSBA's abandonment of the abovementioned legal action and of any other judicial and/or administrative action, whether filed or to be filed in the future, in connection with this issue. This agreement has been approved by the Federal Court of First Instance on Administrative Litigation No. 4 in the case identified above, which represents a limitation of the potential risk an unfavorable resolution would entail.

NOTE 18:  SETTING UP OF FINANCIAL TRUSTS:

          a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

          Conditions                      Galtrust I                 Galtrust II                Galtrust V
          ----------------------    ------------------------    ----------------------    -----------------------
          Creation Date                     10.13.00                   12.17.01                 12.17.01
          Due date                          10.10.15                   12.10.10                 01.10.16
          Trustee                      First Trust of New         First Trust of New        First Trust of New
                                           York N.A.                  York N.A.                  York N.A.
          Rate (*)                    C.E.R. + 10% T.N.A.        C.E.R. +9.75% T.N.A.      C.E.R. +9.75% T.N.A.
          Trust assets                Loans to provincial           Mortgage loans             Mortgage loans
                                         governments
          Total portfolio
           transferred                U$S 490,224 thousand       U$S 61,191 thousand        U$S 57,573 thousand
          Subscribed debt                Participation              Participation          Debt securities for a
           securities                  certificates for a         certificates for a      face value of $ 11,000
                                        face value of $         face value of $ 16,191     Debt securities for a
                                            200,000                                            face value of
                                                                                          $ 31,000, held by Banco
                                                                                            Galicia Uruguay S.A.
                                                                                               Participation
                                                                                            certificates for a
                                                                                          face value of $ 15,573
          Balance as of 06.30.06                   $ 558,377                   $ 7,442                  $ 16,638
          Balance as of 12.31.05                   $ 536,509                   $ 7,531                  $ 17,047

          (*) Applicable to debt securities and Participation certificates only.

                                                                                             Galicia Commercial
          Conditions                        Galicia             Galicia Personales(**)           Mortgages
          ----------------------    ------------------------    ----------------------    -----------------------
          Creation Date                     04.16.02                   12.20.04                 02.22.05
          Due date                          05.06.32                   11.10.08                 07.12.13
          Trustee                       Bapro Mandatos y           Deustche Bank S.A.        Deustche Bank S.A.
                                         Negocios S.A.
          Rate (*)                        C.E.R. + 4%               Class "A" debt         C.E.R. + 0.05% T.N.A.
                                                                securities, 8% T.N.A.
                                                                    Class "B" debt
                                                                securities, 12% T.N.A.
          Trust assets                   Secured loans              Consumer loans          Commercial mortgage
                                                                                                  loans
          Total portfolio
           transferred                    $ 108.000                       $ 41.529                $ 29.059
          Subscribed debt                Participation               Participation             Participation
           securities                  certificates for a          certificate for a         certificate for a
                                     face value of $ 27,000     face value of $ 3,115      face value of $ 4,940
          Balance as of 06.30.06                    $ 55,005                   $ 6,697                    $ 6,535
          Balance as of 12.31.05                    $ 50,758                   $ 9,793                    $ 5,946

          (*) Applicable to debt securities and Participation certificates only. (**) Having the debt securities been settled, on July 17, 2006 the settlement of the Participation Certificate issued under the Galicia Personales financial trust was decided, which trust was subsequently liquidated.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

                                       Real Estate Loans           Real Estate Loans
          Conditions                       Galicia I                  Galicia II           Galicia Personales II
          ----------------------    ------------------------    ----------------------    -----------------------
          Creation Date                    08.17.05                   10.12.05                  01.25.06
          Due date                                                                          09.15.07 (Estimated
                                                                                                 VRDF date
                                                                                                 Class "B")
                                           03.15.15                 12.15.25               11/15/2009 (Estimated
                                                                                           date of Participation
                                                                                               Certificates)
          Trustee                      Deustche Bank S.A.         Deustche Bank S.A.         Deustche Bank S.A.
                                                                                             The highest rate
                                                                                            between: Badlar for
                                                                                          time deposits of 30 to
                                                                                           35 days and of more
          Rate                       Minimum 8% T.N.A. and      Minimum 8% T.N.A. and     than one million  pesos
                                       maximum 18% T.N.A.         maximum 18% T.N.A.       of private banks, and
                                               (*)                     (*)                    CER variation
                                                                                           percentage expressed
                                                                                             as T.N.A. up to a
                                                                                              maximum of 21%.
          Trust assets                  Mortgage loans              Mortgage loans            Consumer loans
          Total portfolio
           transferred                              $ 91,000                 $ 150,000                   $ 97,367
          Subscribed debt                Participation               Participation            Class "B" debt
           securities                certificate for a face       certificate for a        securities for a face
                                        value of $ 18,200       face value of $ 40,999        value of $ 7,532
                                                                                               Participation
                                                                                             certificates for a
                                                                                           face value of $ 9,737
          Balance as of 06.30.06                    $ 17,877                  $ 41,035                   $ 18,409
          Balance as of 12.31.05                    $ 17,632                  $ 39,860                          -

          (*) Applicable to debt securities and Participation certificates only.

          Conditions                 Galicia Personales III
          ----------------------    ------------------------
          Creation Date                    05.16.06
          Due date                    09.15.07 (Estimated
                                     date of Class B Debt
                                         Certificates)
                                      03.15.11 (Estimated
                                     date of Participation
                                         Certificates)
          Trustee                     Deustche Bank S.A.
                                        The highest rate
                                      between: Badlar for
                                     time deposits of 30 to
          Rate                        35 days and of more
                                    than one million  pesos
                                     of private banks, and
                                         CER variation
                                      percentage expressed
                                           as T.N.A.
          Trust assets                  Consumer loans
          Total portfolio
           transferred                             $ 100,000
          Subscribed debt               Class "B" debt
           securities                securities for a face
                                       value of $ 5,557
                                         Participation
                                      certificates for a
                                     face value of $ 7,500
          Balance as of 06.30.06                    $ 12,060
          Balance as of 12.31.05                          -

NOTE 18:  (Continued)

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

          b) Financial trusts received as loan repayment:

          Conditions                   Tarjeta Naranja IV               Hydro I
          ----------------------    ------------------------    ----------------------
          Creation Date                      01.28.04                  10.12.05
          Due date                    Maximum of 78 months             09.05.17
          Trustor                     Tarjeta Naranja S.A.      Consorcio de Empresas
                                                                   Mendocinas para
                                                                   Potrerillos S.A.
          Trustee                       Administraciones          Banco de Galicia y
                                        Fiduciarias S.A.           Buenos Aires S.A.
          Trust assets                Tarjeta Naranja III           Loans for power
                                      Financial Trust debt        supply, loans for
                                            Security             subsidies, royalties
                                                                    and interests
          Rate                       T.E.C. + 2% annual(**)        7% T.N.A. until
                                                                    09.05.06 and
                                                                 thereafter, variable
                                                                T.N.A. equal to T.E.C.
                                                                       + 5% (**)
          Subscribed debt           Class "A" participation         Class "B" debt
           securities               certificates for a face      securities for a face
                                       value of $ 100,000         value of $ 25,523
                                    Class "B" participation
                                    certificates for a face
                                       value of $ 67,000
          Balance as of 06.30.06                    $ 60,411                  $ 25,120
          Balance as of 12.31.05                    $ 91,104                  $ 25,655

          (**) T.E.C. stands for adjusted survey rate.

          c) Financial trusts acquired as investments:

          Conditions                       Italcred I           Bouchard Plaza building
          ----------------------    ------------------------    ------------------------
          Creation Date                      08.26.05                  12.20.05
          Due date                           08.26.06                  06.29.08
          Trustor                         Italcred S.A.         Ludwing Investments S.A.
          Trustee                   Nacion Fideicomisos S.A.    Nacion Fideicomisos S.A.
          Trust assets                      Cash flow              Loans transferred
          Rate (*)                          9% annual              Private bank T.E.C.
                                                                    +6.25% T.N.A (**)
          Subscribed debt            Senior debt securities         Additional debt
           securities                 for a face value of        securities $ 10,500
                                          $ 668,000
          Balance as of 06.30.06                       $ 115                    $ 11,248
          Balance as of 12.31.05                       $ 450                    $ 10,546

          (*) Applicable to debt securities and Participation certificates only. (**) T.E.C. stands for adjusted survey rate.

          d) A trust called "BG Financial Trust" was created in December 2005. The Bank transferred to the trustee ("Equity Trust Company (Argentina) S.A.") $ 264,426of loans classified in category "3" or in a lower category, for an amount, net of allowances, of $ 91,290. The Bank received in exchange cash for an equal amount. The debt securities issued by the trust were fully subscribed by third parties.

          Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the Net Cash Flow effectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no later than December 31, 2012, an IRR equal or higher than 18% is reached.

          In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the Trustee.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          e) Financial trust acquired acting in the capacity of underwriter.

          Conditions                           Coto I
          ----------------------    ----------------------------
          Creation Date                      03.17.06
          Due date                  Average term up to 18 months
          Trustor                         Coto C.I.C.S.A.
          Trustee                       Banco de Valores S.A.
          Trust assets              Credits from credit card use
          Rate (*)                         T.E.C. + 3.25%
          Subscribed debt
           securities               Convertible senior securities
          Balance as of 06.30.06                          $ 2,647
          Balance as of 12.31.05                                -

          (*) Applicable to debt securities and Participation certificates only.

          f) Trusts with Tarjeta Naranja S.A. as trustor:

                                                                                          Tarjeta Naranja        Tarjeta Naranja
          Trust Fund              Tarjeta Naranja II (*)       Tarjeta Naranja III        Naranja Trust I            Trust II
          -------------------    ------------------------    -----------------------    -------------------    -------------------
          Creation Date                 10.22.04                    03.08.05                  11.07.05              02.16.06
          Due date                      05.31.06                    08.25.06                  05.20.08              12.20.07
                                                                                         D.S.: "A": C.E.R.      D.S.: "A": C.E.R.
                                                                                          Var. + 1.18% or          Var. with a
                                    D.S.: "A": CER Var.                                  T.E. + 2% With a      maximum of 20% and
                                         plus 3%                                           maximum of 18%      a minimum of 10.5%
                                       minimum: 8%                                       and a minimum of
                                       maximum: 15 %              P.C. "A" 7%                    9%
                                                                                                                 D.S.: "B": The
          Interest rate                                                                                         highest among the
                                    D.S.: "B": CER Var.           D.C. "B" 9%            D.S.: "B": C.E.R.      Argentine Central
                                         plus 5%                                           Var. +2.4% or         Bank's rates for
                                       minimum: 11%                                      T.E. +3% With a         P.F. of 30 days
                                       maximum: 20%                                       maximum of 20%         + 2.7% and Var.
                                                                                         and a minimum of         C.E.R. with a
                                                                                                11%              maximum of 21%
          Placement                                50,009                     64,001                 94,500                80,000
          "A" Debt Securities                      40,000                     54,401                 80,000                68,000
          "B" Debt Securities                       5,000                      6,400                  7,000                 6,000
          Participation
          Certificates                              5,009                      3,200                  7,500                 6,000

          (*) Tarjeta Naranja, as beneficiary of the Participation certificates requested to Banco Patagonia S.A. (Trustee) that the Tarjeta Naranja II Trust be early and definitely terminated as of May 31, 2006.

          As of June 30, 2006 Tarjeta Naranja S.A.'s holdings totaled $6,691 of "B" Debt Certificates and $18,473 of Participation Certificates; as of December 31, 2005 its holdings totaled $5,178 and $ 18,493, respectively.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          g) Trusts with Tarjetas Cuyanas S.A. as trustor:

                                                                                          Tarjetas Cuyanas       Tarjetas Cuyanas
          Trust Fund                Tarjeta Nevada II          Tarjeta Nevada III             Trust I                Trust II
          -------------------    ------------------------    -----------------------    -------------------    -------------------
          Creation Date                  12.01.04                    05.24.05                11.23.05               04.04.06
          Due date                       11.22.06                    07.25.07                11.30.07               07.15.08
                                      D.S.: "A": CER
                                     PLUS 3% (min. 8%
                                       and max. 15%              CER plus margin          D.S. "A" 10.95%         D.S. "A" 12%
                                          T.N.A.)                (min. 10% and
          Interest rate               D.S.: "B": CER                max. 20%)             D.S. "B" 13.50%         D.S. "B" 13%
                                       PLUS 5% (min.
                                      10% and max. 20%
                                          T.N.A.)
          Placement                                16,000                     25,000                 26,784                37,680
          "A" Debt Securities                      12,000                     19,000                 21,427                30,144
          "B" Debt Securities                       2,400                          -                  2,678                 3,768
          Participation
          Certificates                              1,600                      6,000                  2,679                 3,768

          As of June 30, 2006, Tarjeta Naranja S.A.'s holdings totaled $ 433 of "B" Debt Certificates and $13,774 of Participation Certificates; as of December 31, 2005 its holdings totaled $ 2,084 and $ 9,182, respectively.

          h) Trusts with Tarjeta del Mar S.A. as trustor:

               Trust Fund        Tarjeta del Mar-
                                     Series I
          -------------------    ------------------
          Creation Date              12.13.05
          Due date                   12.10.06
                                 D.S. "A" 13.00%
                                 D.S. "B" 14.00%
          Interest rate          D.S. "C" 15.00%
                                 D.S. "D" 15.95%
          Placement total                   3,800
          "A" Debt Securities                 750
          "B" Debt Securities                 750
          "C" Debt Securities                 750
          "D" Debt Securities                 750
          Participation                       800
          Certificates

          As of June 30, 2006, and December 31, 2005 Tarjetas del Mar S.A.'s holdings totaled $ 24 and $ 25 in "C" Debt Certificates and $ 800 of Participation Certificates, respectively.

NOTE 19:  GALICIA 2004 AND GALICIA 2005 TRUSTS

          In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A. as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

          Given that upon maturity of the Galicia 2005 Trust, which occurred on last May 31, no beneficiaries had been appointed, the liquidation of the trust was decided as well as the return of all of the trust's assets (made of 155,335 Grupo Financiero Galicia S.A.'s ADRs and 60,925 Grupo Financiero Galicia S.A.'s Class "B" shares) to the trustee (See Note 14 to the financial statements). On that same date the Framework Trust Agreement was extinguished.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 20:  NET EXPOSURE TO THE PUBLIC SECTOR

          As of June 30, 2006 and December 31, 2005the net exposure to the public sector of Banco de Galicia y Buenos Aires S.A. including the Argentine Central Bank and excluding the deposits made at said Entity, in compliance with minimum cash requirements, is the following:

                                                                       06.30.06       12.31.05
                                                                     ------------   ------------
          Government Securities - Global position                       4,588,406      6,032,788
          Net loans                                                     4,364,892      5,293,422
          Other receivables resulting from financial brokerage          5,227,802      5,031,768
                                                                     ------------   ------------
          TOTAL ASSETS                                                 14,181,100     16,357,978
                                                                     ------------   ------------
          Liabilities with the Argentine Central Bank                   6,272,770      8,611,909
                                                                     ------------   ------------
          NET EXPOSURE TO THE PUBLIC SECTOR (*)                         7,908,330      7,746,069
                                                                     ============   ============

          (*) excludes the residual value of the amounts paid in compliance with court orders, as mentioned in Note 16.1.

          It is worth mentioning that during the January-June 2006 period, the financial assistance from the Argentine Central Bank was reduced by $ 2,977,952, as a result of payments made in advance for $ 2,550,402, installments paid in accordance with the amortization schedule for $ 251,991 and for the final allocation of advance installments within the framework of the bidding system established by the Argentine Central Bank for $ 175,559
          As of March 31, 2006 and September 30, 2005 the consolidated financial statements of Sudamericana Holding S.A. include secured loans for $52,236 and 48,334, respectively.

NOTE 21:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

          The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period is shown below:

                                                                                06.30.06        12.31.05
                                                                              ------------    ------------
          ASSETS
                                                                              ------------    ------------
          LOANS                                                                 10,760,999      10,555,176
                                                                              ------------    ------------
          -To the non-financial public sector                                    4,310,511       5,235,869
          -To the financial sector                                                 139,058         128,203
          -To the Non-financial private sector and residents abroad              6,632,771       5,619,015
            -Overdrafts                                                            466,216         222,779
            -Promissory notes                                                    1,898,364       1,836,887
            -Mortgage loans                                                        577,753         503,397
            -Pledge loans                                                          130,271         121,095
            -Consumer loans                                                        275,915         258,015
            -Credit card loans                                                   2,088,189       1,732,114
            -Other                                                               1,068,255         812,587
            -Accrued interest, adjustments and quotation differences
              receivable                                                           152,218         146,839
            -Documented interest                                                   (24,259)        (14,684)
            -Unallocated collections                                                  (151)            (14)
          -Allowances                                                             (321,341)       (427,911)

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 21:  (Continued)

                                                                                06.30.06        12.31.05
                                                                              ------------    ------------
             ASSETS (continued)
                                                                              ------------    ------------
             OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                6,166,839       6,162,381
                                                                              ------------    ------------
             -Argentine Central Bank                                               127,556         108,819
             -Amounts receivable for spot and forward sales to be settled           42,618         264,170
             -Securities receivable under spot and forward purchases to be
               settled                                                             284,453         270,476
             -Negotiable obligations without quotation                              28,827          41,403
             -Balances from forward transactions without delivery of
               underlying asset to be settled                                       16,004             709
             -Other receivables not included in the debtor classification
               regulations                                                       5,542,040       5,332,201
             -Other receivables included in the debtor classification
               regulations                                                         144,875         177,439
             -Accrued interest receivable not included in the debtor
               classification regulations                                            1,155           1,471
             -Accrued interest receivable included in the debtor
               classification regulations                                              997             935
             -Allowances                                                           (21,686)        (35,242)
                                                                              ------------    ------------
             LIABILITIES
                                                                              ------------    ------------
             DEPOSITS                                                            9,703,274       8,421,660
                                                                              ------------    ------------
             -Non-financial public sector                                           66,013          90,341
             -Financial sector                                                     315,319           6,201
             -Non-financial private sector and residents abroad                  9,321,942       8,325,118
               -Current Accounts                                                 1,754,577       1,639,766
               -Savings Accounts                                                 2,307,666       2,211,436
               -Time Deposits                                                    4,915,877       4,186,018
               -Investment accounts                                                    118             158
               -Other                                                              206,431         192,584
               -Accrued interest, adjustments and quotation differences
                 payable                                                           137,273          95,156
                                                                              ------------    ------------
             OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE               11,752,913      14,413,713
                                                                              ------------    ------------
             -Argentine Central Bank                                             6,272,770       8,611,909
               -Other                                                            6,272,770       8,611,909
             -Banks and international entities                                     759,070         762,055
             -Unsubordinated negotiable obligations                              2,818,045       3,052,434
             -Amounts payable for spot and forward purchases to be settled         231,538         222,729
             -Securities to be delivered under spot and forward sales to be
               settled                                                              42,646         266,071
             -Loans from domestic financial institutions                           240,852         220,422
             -Balances from forward transactions without delivery of
               underlying asset to be settled                                       15,560             418
             -Other                                                              1,237,514       1,152,433
             -Accrued interest, adjustments and quotation differences payable      134,918         125,242
                                                                              ------------    ------------
             SUBORDINATED NEGOTIABLE OBLIGATIONS                                   753,961         431,024
                                                                              ============    ============

NOTE 22: SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE GALICIA Y BUENOS AIRES S.A.

          Interruption of joint activities to merge Tarjeta Naranja S.A. and Tarjetas del Mar S.A.

          As from September 2004, the Boards of Directors of Tarjeta Naranja S.A. and Tarjetas del Mar S.A. took various actions to complete a corporate reorganization process through which the both Companies' business activities would be merged into en Tarjeta Naranja S.A. in order to take advantage of the different operational and business benefits expected to stem from said merger.

          On June 20, 2006 and June 30, 2006, the Boards of Directors of Tarjeta Naranja S.A. and Tarjetas del Mar S.A. respectively, decided to interrupt said joint actions intended to materialize the abovementioned merger process.

          Consequently, Tarjetas del Mar S.A. is in the a process of the implementing a strategic plan aimed at in order to improving the Company's financial condition and expanding its sales plans, based on its potential within its area of influence.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 22:  (Continued)

          Tax issues

          At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba are in the process of conducting an audit. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The amount claimed on a firm basis totals $ 20,506 approximately.

          Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

NOTE 23:  SUBSEQUENT EVENTS

          Banco de Galicia y Buenos Aires S.A.:
          Galicia Prendas Comerciales I Financial Trust
          On July 3, 2006 an agreement for the creation of a trust called "Galicia Prendas Comerciales I Financial Trust" was subscribed, with Banco de Galicia y Buenos Aires S.A. acting as Trustor and Administrator and the Deutsche Bank S.A. as Financial Trustee. Banco de Galicia y Buenos Aires S.A. transferred to the Trust a portfolio of loans instrumented through registered pledge contracts for a total of $ 86,623. The Trust issued Class "A" debt securities for a face value of $ 73,629, Class "B" debt securities for a face value of $ 6,930 and Participation Certificates for a face value of $ 6,064.

          Tarjetas Cuyanas S.A.:
          Through a CNV resolution dated July 13, 2006,Tarjetas Cuyanas S.A. obtained the approval for the issuance of debt securities and participation certificates by the "Tarjetas Cuyanas III Financial Trust" for a face value of $ 22,407. As established by the trust's supplement to the offering memorandum, the Issuer Trustee is Equity Trust Company Argentina S.A.; the Trustor, Administrator and Beneficiary is Tarjetas Cuyanas S.A.; the Arranger Agent and Placement Agent is Banco de Galicia y Buenos Aires S.A.; and the Co-Placement Agent is Banco Regional de Cuyo S.A.

          As a result, $ 17,925 in Debt securities "A"; $ 2,241 in Debt securities "B" and $ 2,241 in Participation Certificates were issued and placed.

NOTE 24:  SEGMENT REPORTING

          Below, a detail of the accounting information as of June 30, 2006 and 2005, by related business segment:

          Primary segment: Business.

                                       Financial brokerage     Services       Total
                                      ---------------------   ----------   -----------
          Income                                  1,286,821      386,018     1,672,839
          Expenses                                1,000,980       80,404     1,081,384
                                      ---------------------   ----------   -----------
          Result as of 06.30.06                     285,841      305,614       591,455
                                      ---------------------   ----------   -----------
          Result as of 06.30.05                     253,675      251,217       504,892
                                      =====================   ==========   ===========

                          GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 24:  (Continued)

          Secondary segment: Geographic.

                                       Autonomous City
                                       of Buenos Aires     Rest of country     Foreign       Total
                                      -----------------   -----------------   ---------   -----------
          Financial brokerage
          Income                                944,751             285,160      56,910     1,286,821
          Expenses                              734,894             221,817      44,269     1,000,980
                                      -----------------   -----------------   ---------   -----------
          Result as of 06.30.06                 209,857              63,342      12,642       285,841
                                      -----------------   -----------------   ---------   -----------
          Result as of 06.30.05                 192,558              45,991      15,126       253,675
                                      -----------------   -----------------   ---------   -----------
          Services
          Income                                283,405              85,542      17,072       386,018
          Expenses                               59,031              17,818       3,556        80,404
                                      -----------------   -----------------   ---------   -----------
          Result as of 06.30.06                 224,374              67,724      13,516       305,614
                                      -----------------   -----------------   ---------   -----------
          Result as of 06.30.05                 190,692              45,546      14,979       251,217
                                      =================   =================   =========   ===========

          The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                                               Total as        Total as
                                                                                   of              of
                                                                                06.30.06        12.31.05
                                                                              ------------    ------------
          Assets
          Government and corporate securities                                    4,241,538       5,971,756
          Loans                                                                 10,760,999      10,555,176
          Other receivables resulting from financial brokerage                   6,166,839       6,162,381
          Assets under financial leases                                            256,055         191,176
          Liabilities
          Deposits                                                               9,703,274       8,421,660
          Other liabilities resulting from financial brokerage                  11,752,913      14,413,713
          Subordinated negotiable obligations                                      753,961         431,024

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
            BALANCE SHEET AS OF JUNE 30, 2006 AND DECEMBER 31, 2005.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                               06.30.06      12.31.05
                                                             -----------   -----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 10 and Schedule G)              114           650
Investments (Notes 8 and 10 and Schedules C, D and G)            306,199         5,806
Other receivables (Notes 3, 8 and 10 and Schedule G)              15,284           566
                                                             -----------   -----------
TOTAL CURRENT ASSETS                                             321,597         7,022
                                                             -----------   -----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 8 10 and 12 and Schedule G)            1,445        28,617
Investments (Notes 8, 9 and 10 and Schedules C, D and G)       1,344,390     1,599,037
Bank premises and equipment (Schedule A)                           3,068         3,085
Intangible Assets (Schedules B and E)                                146           684
                                                             -----------   -----------
TOTAL NON-CURRENT ASSETS                                       1,349,049     1,631,423
                                                             -----------   -----------
TOTAL ASSETS                                                   1,670,646     1,638,445
                                                             ===========   ===========
LIABILITIES
CURRENT LIABILITIES
Salaries and social security contributions (Notes 4 and 8)           460           688
Tax liabilities (Notes 5, 8 and 12)                                2,048         9,628
Other liabilities (Notes 6, 8 and 10 and Schedule G)               1,214         1,347
                                                             -----------   -----------
TOTAL CURRENT LIABILITIES                                          3,722        11,663
                                                             -----------   -----------
NON-CURRENT LIABILITIES
Other liabilities (Notes 6 and 8)                                      6             6
                                                             -----------   -----------
TOTAL NON-CURRENT LIABILITIES                                          6             6
                                                             -----------   -----------
TOTAL LIABILITIES                                                  3,728        11,669
                                                             -----------   -----------
SHAREHOLDERS' EQUITY (Per related statement)                   1,666,918     1,626,776
                                                             -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     1,670,646     1,638,445
                                                             ===========   ===========


The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                                INCOME STATEMENT
                 For the six-month period ended June 30, 2006,
   presented in comparative format with the same period of the previous year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                     06.30.06      06.30.05
                                                                    ----------    ----------
Administrative expenses (Note 10 and Schedule H)                        (6,150)       (7,865)
Income on investments in related institutions - (Loss) / Income         (6,024)      158,798
Financial income and by holding - Income / (Loss) (Note 10)
 -Generated by assets                                                   84,037        (4,160)
   Interest
     On time deposits (*)                                                  297            71
     On current account deposits                                             9             1
     On negotiable obligations (*)                                         812         1,545
     On promissory notes receivable (*)                                    111             -
     Other                                                                  17            34
   CER
     On time deposits (*)                                                    -             6
   Result on negotiable obligations                                     78,201         5,827
   Result on government securities                                           -           106
   Result on corporate securities                                            -           112
   Mutual fund yield (FCI)                                                  96            31
   Foreign exchange gain / (loss)                                        4,494       (11,893)
 -Generated by liabilities                                              (1,395)           21
    Interest                                                              (135)            -
    Foreign exchange (loss) / gain                                      (1,260)           21
Other income and expenses - Income / (Loss)                              1,503      (133,454)
                                                                    ----------    ----------
Income / (loss) before income tax - Income                              71,971        13,340
                                                                    ----------    ----------
Income tax (Note 12)                                                   (31,829)       39,865
                                                                    ----------    ----------
INCOME FOR THE PERIOD                                                   40,142        53,205
                                                                    ----------    ----------

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law No. 19550. See Note 10

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                    For the six months ended June 30, 2006,
   presented in comparative format with the same period of the previous year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                    Shareholders' contributions (Notes 7 and 14)
                         -------------------------------------------------------------------------------------------------
                                                                 General
                                                               adjustment              Non-capit.contributions
                                                     Shares   of shares in             -----------------------
                           Capital     Principal     in own        own                 Issuance   Irrevocable
Item                        stock     adjustment   portfolio    portfolio     Total    premiums  contributions     Total
-----------------------  ----------   ----------   ---------  ------------  ---------  --------  -------------   ---------
Balances at beginning
 of fiscal year
Distribution of
 retained earnings (1)    1,241,407      278,131           -             -  1,519,538         -              -   1,519,538
- Legal reserve                   -            -           -             -          -         -              -           -
- Discretionary
 Reserve                          -            -           -             -          -         -              -           -
Shares in own portfolio      (1,614)        (362)      1,614           362          -         -              -           -
Income for the period             -            -           -             -          -         -              -           -
-----------------------  ----------   ----------   ---------  ------------  ---------  --------  -------------   ---------
Totals                    1,239,793      277,769       1,614           362  1,519,538         -              -   1,519,538
=======================  ==========   ==========   =========  ============  =========  ========  =============   =========


                                     Retained Earnings (Note 11)
                         ---------------------------------------------------

                           Profits allocated to reserves                          Total          Total
                         --------------------------------                      shareholder's  shareholder's
                          Legal    Discretional    Other            Retained     equity as      equity as
Item                     reserve     reserve     reserves   Total   earnings   of 06.30.06    of 06.30.05
-----------------------  -------  -------------  --------  -------  --------   -------------  -------------
Balances at beginning
 of fiscal year
Distribution of
 retained earnings (1)         -              -         -        -   107,238       1,626,776      1,519,538
- Legal reserve           34,855              -         -   34,855   (34,855)              -              -
- Discretionary
 Reserve                       -         72,383         -   72,383   (72,383)              -              -
Shares in own portfolio        -              -         -        -         -               -              -
Income for the period          -              -         -        -    40,142          40,142         53,205
-----------------------  -------  -------------  --------  -------  --------   -------------  -------------
Totals                    34,855         72,383         -  107,238    40,142       1,666,918      1,572,743
=======================  =======  =============  ========  =======  ========   =============  =============

(1) Approved by the Ordinary and Extraordinary Shareholders' Meeting held on 04/27/06.

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                             STATEMENT OF CASH FLOWS
                 For the six-month period ended June 30, 2006,
   presented in comparative format with the same period of the previous year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                     06.30.06      06.30.05
                                                                    ----------    ----------
CHANGES IN CASH
Cash at beginning of fiscal year                                           650           540
Cash at period end                                                         114           615
                                                                    ----------    ----------
(DECREASE) / INCREASE NET CASH FOR THE PERIOD                             (536)           75
                                                                    ==========    ==========
REASONS FOR CHANGES IN CASH
OPERATING ACTIVITIES
Collections for sales of goods and services                                461            77
Payments to suppliers of goods and services                             (1,717)       (5,631)
Personnel salaries and social security contributions                    (1,068)         (654)
Income tax payments and prepayments                                    (11,439)      (28,142)
Other taxes payments                                                    (4,185)       (6,901)
                                                                    ----------    ----------
NET CASH FLOW USED IN OPERATING ACTIVITIES                             (17,948)      (41,251)
                                                                    ----------    ----------
INVESTMENT ACTIVITIES
Payments for fixed assets purchases                                        (35)           (4)
Contributions to controlled companies                                        -          (755)
Financing granted                                                            -          (129)
Dividends collections                                                      613           350
Interest collections                                                    12,552        14,808
Investment collections                                                   4,289        27,242
Payments for purchases of controlled companies' shares                      (7)         (186)
                                                                    ----------    ----------
NET CASH FLOW GENERATED BY INVESTMENT ACTIVITIES                        17,412        41,326
                                                                    ----------    ----------
(DECREASE) / INCREASE NET CASH FOR THE PERIOD                             (536)           75
                                                                    ==========    ==========

The accompanying Notes 1 to 14 and Schedules A, B, C, D, E, G and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                       NOTES TO THE FINANCIAL STATEMENTS
                     (figures stated in thousands of pesos)

NOTE 1:   FINANCIAL STATEMENTS PREPARATION BASIS

          On August 10, 2005, the CPCECABA passed CD Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the CNV adopted with certain amendments CPCECABA's C.D. 93/2005.

          Subsequently, on June 26, 2006 and through C.D. Resolution No. 42/2006, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted.

          These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved by the CPCECABA and the CNV with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period/ year. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

          On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

          The index used in restating the items in these financial statements during the period mentioned in the previous paragraph was the domestic wholesale price index published by the National Statistics and Census Institute. Furthermore, certain financial statement figures for the year ended December 31, 2005 and the period of six months ended June 30, 2005, have been reclassified for purposes of their comparative presentation with those of the current period.

          The most relevant accounting standards used accounting policies used in preparing the Financial Statements are listed below:

          a.  LOCAL CURRENCY ASSETS AND LIABILITIES

              Monetary assets and liabilities which include, where applicable, the interest accrued at period/ year end are stated in period-end currency and therefore require no adjustment whatsoever.

          b.  FOREIGN CURRENCY ASSETS AND LIABILITIES (US DOLLARS)

              Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/ year. Interests receivable or payable have been accrued, where applicable.

                         GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          c.  INVESTMENTS

              c.1.  Current

                    Time and special current account deposits, mutual fund units, well as Class "A" Trust Debt Securities issued by Radio Sapienza Financial Trust, Series I, have been valued at face value, plus interest accrued at fiscal year / period end.

                    Argentine mutual fund units have been valued at period/ year-end closing price.

                    Negotiable obligations have been valued at period/ year-end closing price. As of December 31, 2005 negotiable obligations were reflected pursuant to the provisions of c.2.

              c.2.  Non-Current

                    Time deposits have been valued at face value, plus interest accrued at period/ year-end.

                    As of December 31, 2005, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 had been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset,
                    (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and
                    (iii) net of collections made.

                    The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of June 30, 2006 and December 31, 2005.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to consolidated financial statements from Argentine GAAP.

                    This investment has been stated at equity value arising from financial statements valued in accordance with the abovementioned standards.

                    The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of March 31, 2006 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                    Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

                    - Assets and liabilities were converted at Banco de la Nacion Argentina buying exchange rate in force at the closing of operations on the last working day of the period.

                         GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

                    - Capital and capital contributions have been computed for the amounts actually disbursed.

                    - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

                    - Results for the six-month period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

          d.  BANK PREMISES AND EQUIPMENT

              Bank premises and equipment have been valued at their acquisition cost, restated to constant currency, as mentioned in this Note, net of the corresponding accumulated depreciation.

              Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

              The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/ year-end.

          e.  INTANGIBLE ASSETS

              Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. In the case of the goodwill value, the Company keeps a valuation allowance of $ 92 at period-end, for the for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. (See Schedule E).

              Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 60 months. The updated residual value of the assets, taken as a whole, does not exceed their estimated recoverable value at period/year-end.

          f.  TAX ON MINIMUM PRESUMED INCOME

              The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 12 financial statements).

              The Company determines the tax on Minimum presumed income at the statutory rate of 1% of the computable assets at period/ year end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

              However, if the tax on Minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

              The Company recognized the tax on Minimum presumed income paid in prior years as a credit, which was computed as a payment on account of fiscal year 2004 income tax.

                         GRUPO FINANCIERO GALICIA S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                 NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          g.  SHAREHOLDERS' EQUITY

              g.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note.

                   The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made.

                   The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

              g.2. Income and expense accounts

                   The results for each period are presented in the period in which they accrue.

          h.   NOTES TO FINANCIAL STATEMENTS

                   The "Cash and due from banks" caption is considered to be cash.

NOTA 2:   CASH AND DUE FROM BANKS

          The breakdown of this caption was the following:

                                                                        06.30.06       12.31.05
                                                                      ------------   ------------
          Cash (Schedule G)                                                     49            581
          Due from banks - Current Accounts (Note 10)                           65             69
                                                                      ------------   ------------
          Total                                                                114            650
                                                                      ============   ============

NOTE 3:   OTHER RECEIVABLES

          The  breakdown of this caption was the following:

          Current                                                       06.30.06       12.31.05
                                                                      ------------   ------------
          Tax Credit                                                           786            107
          Promissory notes receivable (Note 10 and Schedule G)              14,307              -
          Sundry debtors                                                         -            448
          Prepaid expenses                                                       2              6
          Other                                                                189              5
                                                                      ------------   ------------
          Total                                                             15,284            566
                                                                      ============   ============

          Non-Current                                                   06.30.06       12.31.05
                                                                      ------------   ------------
          Tax Credit - Mandatory savings                                         5              5
          Income tax (Note 12)                                                 115         27,310
          Prepaid expenses                                                       1              2
          Sundry Debtors (Note 10 and Schedule G)                            1,324          1,300
                                                                      ------------   ------------
          Total                                                              1,445         28,617
                                                                      ============   ============

NOTE 4:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

          The  breakdown of this caption was the following:

          Current                                                       06.30.06       12.31.05
                                                                      ------------   ------------
          Integrated Pension and Survivors' Benefit System                      29             26
          Health Care Payable                                                    5              4
          Provision for bonuses                                                342            500
          Provision for Directors' and syndics' fees                            84            158
                                                                      ------------   ------------
          Total                                                                460            688
                                                                      ============   ============

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   TAX LIABILITIES

          The  breakdown of this caption was the following:

          Current                                                       06.30.06       12.31.05
                                                                      ------------   ------------
          Income tax - Withholdings payable                                     37             38
          Added value tax                                                        -             10
          Provision for Income tax (net) (Note 12)                               -          5,910
          Provision for Turnover tax (net)                                       9              1
          Provision for tax on personal assets                               2,002          3,669
                                                                      ------------   ------------
          Total                                                              2,048          9,628
                                                                      ============   ============

NOTE 6:   OTHER LIABILITIES

          The  breakdown of this caption was the following:

          Current                                                       06.30.06       12.31.05
                                                                      ------------   ------------
          Sundry Creditors (Schedule G)                                         26             38
          Provision for expenses (Note 10 and Schedule G)                    1,185          1,306
          Directors' escrow accounts                                             3              3
                                                                      ------------   ------------
          Total                                                              1,214          1,347
                                                                      ============   ============


          Non-Current                                                   06.30.06       12.31.05
                                                                      ------------   ------------
          Directors' escrow accounts                                             6              6
                                                                      ------------   ------------
          Total                                                                  6              6
                                                                      ============   ============

NOTE 7:   CAPITAL STATUS

          As of June 30, 2006, capital status was the following:

                                                                                             Date of
          Capital stock issued,                   Restated In        Approved by        registration with
          subscribed, paid in and                   constant    ---------------------     the commercial
          recorded                   Face value     currency      Entity       Date      court of record
          ------------------------   ----------   -----------   ----------   --------   -----------------
          Balance as of 12.31.03      1,092,407     2,407,080    Board of    05.16.00        08.09.00
                                                                Directors'   07.24.00
                                                                  Meeting       and
                                                                             07.26.00
          Capital increase              149,000       149,000    Board of    01.02.04        06.08.04
                                                                Directors'   04.23.04
                                                                  Meeting       and
                                                                             05.13.04
          Balance as of 12.31.04      1,241,407     2,556,080        -           -               -
          Absorption of retained              -    (1,036,542)    Board of   04.28.05            -
           earnings                                             Directors'
                                                                  Meeting
          Balance as of 12.31.05      1,241,407     1,519,538        -           -               -
           Shares in own portfolio
           (Note 14)                     (1,614)       (1,976)       -           -               -
          Balance as of 06.30.2006    1,239,793     1,517,562        -           -               -

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTA 8: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

          As of June 30, 2006 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was the following:


                                                                 Salaries and
                                                    Other       Social Security                            Other
                                  Investments     receivables     contributions    Tax  Liabilities     liabilities
                                 -------------   ------------   ----------------   -----------------   ------------
          1st Quarter                  306,199         14,399                376                  46          1,211
          2nd Quarter                        -            189                  -                   -              -
          3rd Quarter                        -              1                  -                   -              -
          4th Quarter                        -            695                 84               2,002              3
          After one year             1,344,390            116                  -                   -              6
                                 -------------   ------------   ----------------   -----------------   ------------
          Subtotal falling due       1,650,589         15,400                460               2,048          1,220
                                 =============   ============   ================   =================   ============
          No set due date                    -          1,329                  -                   -              -
          Past due                           -              -                  -                   -              -
                                 -------------   ------------   ----------------   -----------------   ------------
          Total                      1,650,589         16,729                460               2,048          1,220
                                 =============   ============   ================   =================   ============
          Non-interest bearing       1,341,217         16,729                460               2,048          1,220
          At fixed rate                309,372              -                  -                   -              -
                                 -------------   ------------   ----------------   -----------------   ------------
          Total                      1,650,589         16,729                460               2,048          1,220
                                 =============   ============   ================   =================   ============

NOTE 9:   EQUITY INVESTMENTS

          The breakdown of long-term investments was the following:

                                                                            As of 06.30.06
                                          ----------------------------------------------------------------------------------
                                                   Shares                Percentage held in
                                          -----------------------   ---------------------------                       Face
                                                                                      Possible    Principal line   value per
          Issuing Company                   Class        Number     Total Capital      Votes        of business      share
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Banco de Galicia y              Ordinary
          Buenos Aires S.A.               Class "A"           101                                    Financial         0.001
                                          Ordinary                                                  Activities
                                          Class "B"   438,689,121                                                      0.001
                                          ---------   -----------   -------------   -----------
                                          Total       438,689,222       93.604638%    93.604643%
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Net Investment S.A.             Ordinary                                                 Financial and
                                          shares           10,500       87.500000%     87.50000%    Investment         0.001
                                                                                                    Activities
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Sudamericana Holding S.A.       Ordinary
                                          Class "A"        31,302                                  Financial and       0.001
                                          Ordinary                                                  Investment
                                          Class "B"        41,735                                   Activities         0.001
                                          ---------   -----------   -------------   -----------
                                          Total            73,037       87.500899%    87.500899%
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Galicia Warrants S.A.           Ordinary                                                   Dep. Cert
                                          shares          175,000       87.500000%     87.50000%   and Warrants        0.001
                                                                                                      issuing
                                                                                                      company
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Galval Agente de Valores S.A.   Ordinary                                                  Custody of
                                          shares       16,874,250      100.000000%   100.000000%    Securities         0.001


                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:   (Continued)

                                                                            As of 12.31.05
                                          ----------------------------------------------------------------------------------
                                                   Shares                Percentage held in
                                          -----------------------   ---------------------------                       Face
                                                                                      Possible    Principal line   value per
          Issuing Company                   Class        Number     Total Capital      Votes        of business      share
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Banco de Galicia y              Ordinary
          Buenos Aires S.A.               Class "A"           101                                    Financial         0.001
                                          Ordinary                                                  Activities
                                          Class "B"   438,687,004                                                      0.001
                                          ---------   -----------   -------------   -----------
                                          Total       438,687,105       93.604186%    93.604191%
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Net Investment S.A.             Ordinary                                                 Financial and
                                          shares           10,500       87.500000%     87.50000%    Investment         0.001
                                                                                                    Activities
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Sudamericana Holding S.A.       Ordinary
                                          Class "A"        31,302                                  Financial and       0.001
                                          Ordinary                                                  Investment
                                          Class "B"        41,735                                   Activities         0.001
                                          ---------   -----------   -------------   -----------
                                          Total            73,037       87.500899%    87.500899%
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Galicia Warrants S.A.           Ordinary                                                   Dep. Cert
                                          shares          175,000       87.500000%     87.50000%   and Warrants        0.001
                                                                                                      issuing
                                                                                                      company
          -----------------------------   ---------   -----------   -------------   -----------   --------------   ---------
          Galval Agente de Valores S.A.   Ordinary                                                  Custody of
                                          shares       16,874,250      100.000000%   100.000000%    Securities         0.001

          The financial condition and results of controlled companies were the following:

                                                                         Issuing Company
                                                           ------------------------------------------
                                                            Banco de Galicia y
          Financial condition as of 06.30.06 (*)            Buenos Aires S.A.     Net Investment S.A.
          ----------------------------------------------   -------------------    -------------------
          Assets                                                    24,353,695                  1,804
          Liabilities                                               22,990,552                    443
          Shareholders' equity                                       1,363,143                  1,361
          Result for the six-month period ended 06.30.06               (26,076)                  (660)

          (*) See Note 1.c.2.

                                                                        Issuing Company
                                                           ----------------------------------------
                                                                                   Galval Agente de
          Financial condition as of 06.30.06 (*)           Galicia Warrants S.A.     Valores S.A.
          ----------------------------------------------   ---------------------   ----------------
          Assets                                                           6,633              2,619
          Liabilities                                                      1,916                 69
          Shareholders' equity                                             4,717              2,550
          Result for the six-month period ended 06.30.06                     384                853

          (*) See Note 1.c.2.

                                                           Issuing Company
                                                           ---------------
                                                             Sudamericana
          Financial condition as of 03.31.06 (*)             Holding S.A.
          ----------------------------------------------   --------------
          Assets                                                  113,466
          Liabilities                                              68,745
          Shareholders' equity                                     44,721
          Result for the six-month period ended 03.31.06            5,685

          (*) See Note 1.c.2.

                                                                        Issuing Company
                                                           -----------------------------------------
          Financial condition as of 12.31.05                Banco de Galicia y
          and results as of 06.30.05 (*)                     Buenos Aires S.A.   Net Investment S.A.
          ----------------------------------------------   -------------------   -------------------
          Assets                                                    25,456,150                 2,079
          Liabilities                                               24,066,933                    58
          Shareholders' equity                                       1,389,217                 2,021
          Result for the six-month period ended 06.30.06               155,750                (1,791)

          (*) See Note 1.c.2.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:   (Continued)

                                                                        Issuing Company
                                                           ----------------------------------------
          Financial condition as of 12.31.05                                       Galval Agente de
          and results as of 06.30.05 (*)                   Galicia Warrants S.A.     Valores S.A.
          ----------------------------------------------   ---------------------   ----------------
          Assets                                                           6,758              1,722
          Liabilities                                                      1,725                 24
          Shareholders' equity                                             5,033              1,698
          Result for the six-month period ended 06.30.06                     137               (204)

          (*) See Note 1.c.2.

                                                           Issuing Company
                                                           ---------------
          Financial condition as of 09.30.05                 Sudamericana
          and results as of 03.31.05 (*)                     Holding S.A.
          ----------------------------------------------   ---------------
          Assets                                                   110,892
          Liabilities                                               71,843
          Shareholders' equity                                      39,049
          Result for the six-month period ended 31.03.05             7,127

          (*) See Note 1.c.2.

NOTE 10:  CORPORATIONS SECTION 33 OF LAW NO. 19550

          The financial statements include the following significant balances of transactions with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

          BANCO DE GALICIA Y BUENOS AIRES S.A                        06.30.06   12.31.05
          --------------------------------------------------------   --------   --------
          ASSETS
          Cash and due from banks - Current Accounts (Note 2)              65         68
          Investments - Negotiable obligations (Schedules C and G)    290,574    237,201
          Other receivables - Promissory notes receivable (Note 3
           and Schedule G)                                             14,307       --
                                                                     --------   --------
          Total                                                       304,946    237,269
                                                                     ========   ========
          LIABILITIES
          Other liabilities - Provision for expenses (Note 6)             189        189
                                                                     --------   --------
          Total                                                           189        189
                                                                     ========   ========

                                                                     06.30.06   06.30.05
                                                                     --------   --------
          INCOME
          Financial income - Interest on time deposits                   --          485
          Financial income - CER on time deposits                        --           97
          Financial income - Interests on negotiable obligations       12,694     15,322
          Financial income - documented interest receivable               143       --
          Other income and expenses - Bank premises and
           equipment under lease                                           89         80
                                                                     --------   --------
          Total                                                        12,926     15,984
                                                                     ========   ========


          BANCO DE GALICIA Y BUENOS AIRES S.A.                       06.30.06   06.30.05
          ------------------------------------                       --------   --------
          EXPENSES
          Administrative expenses (Schedule H)
            - Service fees                                                  -          7
            - Trademark leasing                                           448        401
            - Bank expenses                                                 4          3
            - General expenses                                             13          9
                                                                     --------   --------
          Total                                                           465        420
                                                                     ========   ========


                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  (Continued)

          GALICIA (CAYMAN) LIMITED                                   06.30.06   06.30.05
          ----------------------------------                         --------   --------
          INCOME
          Financial income - other interests                                -         34
                                                                     --------   --------
          Total                                                             -         34
                                                                     ========   ========

          BANCO GALICIA URUGUAY S.A                                  06.30.06   12.31.05
          -----------------------------------------------            --------   --------
          ASSETS
          Other Receivables - Sundry debtors (Note 3 and
           Schedule G)                                                  1,323      1,299
          Investments - Time deposits (Schedules D and G)               3,870      3,765
                                                                     --------   --------
          Total                                                         5,193      5,064
                                                                     ========   ========

                                                                     06.30.06   06.30.05
                                                                     --------   --------
          INCOME
          Financial income - Interest on time deposits                     38          -
          Financial income - Interests on negotiable obligations            -        565
                                                                     --------   --------
          Total                                                            38        565
                                                                     ========   ========
          EXPENSES
          Administrative expenses (Schedule H)
            - Taxes                                                         -         13
                                                                     --------   --------
          Total                                                             -         13
                                                                     ========   ========

          GALVAL AGENTE DE VALORES S.A                               06.30.06   12.31.05
          ---------------------------------------------------        --------   --------
          LIABILITIES
          Other liabilities - Provision for expenses (Note 6)             120          -
                                                                     --------   --------
          Total                                                           120          -
                                                                     ========   ========

                                                                     06.30.06   06.30.05
                                                                     --------   --------
          EXPENSES
          Administrative expenses (Schedule H)
            - General expenses                                            120          -
                                                                     --------   --------
          Total                                                           120          -
                                                                     ========   ========

NOTE 11:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          Pursuant to section 70 of the Argentine Corporations Law, the Corporate Bylaws and CNV Resolution No. 368/2001, 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

          On April 27, 2006, the Ordinary and Extraordinary Shareholder's Meeting resolved to restore the amount of $ 29,493 to the Legal Reserve, used to absorb the negative retained earnings of the fiscal year ended December 31, 2004. Also, said Meeting resolved to allocate the amount of $ 5,362 to the Legal Reserve to comply with applicable regulations as set forth in the previous paragraph.

NOTE 12:  INCOME TAX

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

          Deferred tax assets

                                      Specific tax losses    Investments     Other      Total
                                      -------------------    -----------    -------    -------
          Balance as of 12.31.04                       15         17,847          -     17,862
          Charge to income                            (15)         9,319        149      9,453
                                      -------------------    -----------    -------    -------
          Balance as of 12.31.05                        -         27,166        149     27,315
          Charge to income                              -        (27,166)       (29)   (27,195)
                                      -------------------    -----------    -------    -------
          Balances as of 06.30.2006                     -              -        120        120
                                      ===================    ===========    =======    =======

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  (Continued)

          Deferred tax liabilities:

                                      Fixed assets    Investments     Other      Total
                                      ------------    -----------    -------    -------
          Balance as of 12.31.04                13         44,232         38     44,283
          Charge to income                      (8)       (44,232)       (38)   (44,278)
                                      ------------    -----------    -------    -------
          Balance as of 12.31.05                 5              -          -          5
          Charge to income                       -              -          -          -
                                      ------------    -----------    -------    -------
          Balances as of 06.30.2006              5              -          -          5
                                      ============    ===========    =======    =======

          As the abovementioned information shows, as of June 30, 2006 the Company's deferred tax assets amounted to $ 115. As of December 31, 2005 it amounted to $ 27,310.

          Accumulated tax losses pending of use at the period end, amount approximately to $ 38,874 and can be compensated with future fiscal-year taxable income, as follows:

                Argentine source tax loss          Issuance year   Amount   Due year
          --------------------------------------   -------------   ------   --------
          Sale of shares specific                           2001       20       2006
          Derived financial instruments specific            2003       43       2008

                  Foreign source tax loss          Issuance year   Amount   Due year
          --------------------------------------   -------------   ------   --------
          Rest                                              2002   38,811       2007

          The Company has not recorded said losses in calculating the deferred tax, for its recovery is not likely at the issuance date of these financial statements.

          As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the Bank premises and equipment and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to present a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of FACPCE.

          The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amounts to $ 342 and $ 347, as of June 30, 2006 and December 31, 2005, respectively. It fundamentally stems from real estate valuation. Said liability is expected to revert in approximately 46 years, the remaining useful life of real state, being the pertaining amount for each fiscal year of $ 8.

          The assets and liabilities classification by net deferred tax recorded in accordance with its expected reversion term is exposed in Note 8.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                      06.30.06       06.30.05
                                                     ----------     ----------
          Financial statement before tax                 71,971         13,340
          Income tax rate in force                           35%            35%
                                                     ----------     ----------
          Result for the period at the tax rate          25,189          4,669
          Permanent differences at the tax rate:
          Increase in income tax
            Expenses not included in affidavit              818          4,862
            Results of long-term investments              6,150              -
            Other causes                                    433          1,694
          Decrease in income tax
            Expenses included in affidavit                  (20)           (20)
            Results of long-term investments                  -        (50,481)
            Other causes                                   (741)          (589)
                                                     ----------     ----------
          Recorded total income tax charge - loss        31,829        (39,865)

          The following table shows the reconciliation of tax charged to results to tax determined of the period for tax purposes:

                                                      06.30.06      06.30.05
                                                     ----------    ----------
          Total recorded income tax charge               31,829       (39,865)
          Temporary differences
          Assets increase due to deferred tax
          - Investments                                 (27,166)       (1,774)
          -Other                                            (29)         (652)
          Liabilities decrease due to deferred tax
          - Investments                                       -        44,232
          - Fixed assets                                      -             4
          -Other                                              -            38
                                                     ----------    ----------
          Tax total for tax purposes                      4,634         1,983

          Breakdown of net income tax provision:

                                                      06.30.06      12.31.05
                                                     ----------    ----------
          Tax total for tax purposes                      4,634        21,348
          Tax Credit                                     (4,634)      (15,438)
                                                     ----------    ----------
          Income tax provision (net) (Note 5)                 -         5,910

NOTE 13:  INCOME PER SHARE

          Below is a breakdown of the Income per share as of June 30, 2006 and 2005:

                                                            06.30.06    06.30.05
                                                           ---------   ---------
          Income for the period                               40,142      53,205
          Outstanding ordinary shares weighted average 1,241,398 1,132,744 Adjustment derived from preferred share issue
           convertible into Class "B" ordinary shares              -     108,663
          Diluted ordinary shares weighted average         1,241,398   1,241,407
          Earning per ordinary share:
          - Basic                                             0.0323      0.0470
          - Diluted                                           0.0323      0.0429

NOTE 14:  SHARES IN OWN PORTFOLIO

          In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A. as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

          Given the fact that upon maturity of the Galicia 2005 Trust, which occurred on last May 31, there were no appointed beneficiaries, it was decided to liquidate the trust and to revert all trust assets to the trustee; which were 155,335 ADR for a face value of $ 10 per ADR and 60,925 Class "B" shares for a face value of $ 1 per share of Grupo Financiero Galicia S.A. The incorporation value of the shares added to Banco de Galicia y Buenos Aires S.A.'s equity was the quotation value thereof as of the date of liquidation, which amounted to $ 2,865.

          Pursuant to Technical Resolution No. 21 of the F.A.C.P.C.E., the Company registered shares owned by Banco de Galicia y Buenos Aires S.A. as shares in own portfolio, thus recording a reduction of the Company's Shareholders' equity. The deadline for the disposal of said shares is one year as from the addition thereof to the Company's equity.

                          GRUPO FINANCIERO GALICIA S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
           FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE
                  For the six-month period ended June 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE A


                                A                                     Balance
                            beginning                                at fiscal
Principal account            of year     Increases    Withdrawals     year end
------------------------    ---------    ---------    -----------    ---------
Real State                      3,258            -              -        3,258
Furniture and facilities          212            -              -          212
Hardware and software             597           35              -          632
                            ---------    ---------    -----------    ---------
Total as of 06.30.06            4,067           35              -        4,102
                            ---------    ---------    -----------    ---------
Total as of 12.31.05            4,050           17              -        4,067
                            =========    =========    ===========    =========

                                                 Amortizations
                            -----------------------------------------------------------               Net book
                             Accumulated                  For the period    Accumulated               value for
                            at beginning                  ---------------    at fiscal    Net book    previous
Principal account              of year      Withdrawals   Rate %   Amount    year end       value    fiscal year
------------------------    ------------    -----------   ------   ------   -----------   --------   -----------
Real State                           252              -        2       31           283      2,975         3,006
Furniture and facilities             204              -       20        1           205          7             8
Hardware and software                526              -       20       20           546         86            71
                            ------------    -----------   ------   ------   -----------   --------   -----------
Total as of 06.30.06                 982              -                52         1,034      3,068         3,085
                            ------------    -----------   ------   ------   -----------   --------   -----------
Total as of 12.31.05                 767              -               215           982      3,085         3,283
                            ============    ===========   ======   ======   ===========   ========   ===========

                          GRUPO FINANCIERO GALICIA S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
                                INTANGIBLE ASSETS
                  For the six-month period ended June 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE B


                                A                                     Balance
                            beginning                                at fiscal
Principal account            of year     Increases    Withdrawals     year end
------------------------    ---------    ---------    -----------    ---------
Goodwill                       20,064            -              -       20,064
Total as of 06.30.06           20,064            -              -       20,064
Total as of 12.31.05           20,064            -              -       20,064

                                                   Amortizations
                            -----------------------------------------------------------                              Net book
                             Accumulated                   For the period   Accumulated     Valuation                value for
                            at beginning                  ---------------    at fiscal      allowance     Net book    previous
Principal account              of year      Withdrawals   Rate %   Amount    year end      (Schedule E)    value    fiscal year
------------------------    ------------    -----------   ------   ------   -----------    ------------   --------  -----------
Goodwill                          18,740              -       20    1,086        19,826              92        146          684
Total as of 06.30.06              18,740              -             1,086        19,826              92        146          684
Total as of 12.31.05              14,881              -             3,859        18,740             640        684        3,745

                          GRUPO FINANCIERO GALICIA S.A.
          "Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
              INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES
                      EQUITY INVESTMENTS IN OTHER COMPANIES
                  For the six-month period ended June 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE C

Issuance and                                                                                      Equity     Book value   Book value
characteristics of the                             Face                Acquisition    Closing     method        as of       as of
securities                          Class         value     Number         cost        price       value      06.30.06     12.31.05
--------------------------   ------------------   -----  -----------   -----------   ---------   ---------   ----------   ----------
Current investments
 Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)                                                               294,997     290,574           -      290,574            -
                                                                       -----------   ---------   ---------   ----------   ----------
Total                                                                      294,997     290,574           -      290,574            -
                                                                       ===========   =========   =========   ==========   ==========
Non-current investments
Corporations Section 33 of
 Law No.19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos
 Aires S.A.                  Ordinary Class "A"   0.001          101
                             Ordinary Class "B"   0.001  438,689,121
                                                         438,689,222     2,571,573   1,425,740   1,294,140    1,294,140    1,316,602
Galicia Warrants S.A.         Ordinary shares     0.001      175,000        11,829           -       4,137        4,137        4,414
Galval Agente de Valores
 S.A.                         Ordinary shares     0.001   16,874,250         1,867           -       2,550        2,550        1,698
Net Investment S.A.           Ordinary shares     0.001       10,500        22,484           -       1,191        1,191        1,769
Sudamericana Holding S.A.    Ordinary Class "A"   0.001       31,302
                             Ordinary Class "B"   0.001       41,735
                                                              73,037        42,918           -      39,199       39,199       34,236
                                                                       -----------   ---------   ---------   ----------   ----------
Subtotal                                                                 2,650,671   1,425,740   1,341,217    1,341,217    1,358,719
                                                                       -----------   ---------   ---------   ----------   ----------
Other (*)
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)                                                                     -           -           -            -      237,201
                                                                       -----------   ---------   ---------   ----------   ----------
Subtotal                                                                         -           -           -            -      237,201
                                                                       -----------   ---------   ---------   ----------   ----------
Total                                                                    2,650,671   1,425,740   1,341,217    1,341,217    1,595,920
                                                                       ===========   =========   =========   ==========   ==========


                                                       INFORMATION ON THE ISSUING COMPANIES
                             ---------------------------------------------------------------------------------------
                                                      Latest financial statements (Note 9).
                             ---------------------------------------------------------------------------------------
Issuance and                                                                 Net                        % of equity
characteristics of the        Principal line of                Capital     income/     Shareholders'    held in the
securities                         business           Date      Stock       (loss)         equity      capital stock
---------------------------  --------------------   --------   -------   -----------   -------------   -------------
Current investments
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)

Total

Non-current investments
Corporations Section 33 of
 Law No.19550: Controlled
 Companies (Notes 8 and 9):
Banco de Galicia y Buenos
 Aires S.A.                  Financial Activities
                                Dep. Cert and
                               Warrants issuing     06.30.06   468,662   (26,076)(2)       1,363,143       93.604638%
Galicia Warrants S.A.         company Custody of    06.30.06       200        384(2)           4,717       87.500000%
Galval Agente de Valores      Securities Financial
 S.A.                            and Investment     06.30.06   1,978(1)       853(2)           2,550      100.000000%
Net Investment S.A.          Activities Financial   06.30.06        12      (660)(2)           1,361       87.500000%
Sudamericana Holding S.A.        and Investment
                                  Activities
                                                    03.31.06        83      6,463(3)          44,721       87.500899%

Subtotal

Other (*)
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)

Subtotal

Total


(*) Include accrued interest.
(1) Equivalent to 16,874 thousand Uruguayan pesos.
(2) For the six-month period ended 06.30.06.
(3) For the six-month period ended 03.31.06.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                OTHER INVESTMENTS
                  For the six-month period ended June 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE D

                                                           Book value as of   Book value as of
Principal account and characteristics                          06.30.06           12.31.05
--------------------------------------------------------   ----------------   ----------------
Current investments (*)
Special current account deposits (Note 8 and Schedule G)                 11                 16
Mutual Funds (Note 8)                                                 1,577              1,636
Time deposits (Notes 8 and 10 and Schedule G)                        14,037              4,090
Financial trusts (Note 8)                                                 -                 64
                                                           ----------------   ----------------
Total                                                                15,625              5,806
                                                           ================   ================
Non-current investments (*)
Time deposits (Notes 8 and 10 and Schedule G)                         3,173              3,117
                                                           ----------------   ----------------
Total                                                                 3,173              3,117
                                                           ================   ================

(*) Include accrued interest.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                            ALLOWANCES AND PROVISIONS
                  For the six-month period ended June 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE E

                                                       At beginning                               Balance at
Captions                                                  of year     Increases   Decreases    fiscal year end
----------------------------------------------------   ------------   ---------   ---------    ---------------
Allowances:
Valuation allowance - Intangible assets (Schedule B)            640           -        (548)                92
Total as of 06.30.06                                            640           -        (548)                92
Total as of 12.31.05                                          2,023         183      (1,566)               640

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                  For the six-month period ended June 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE G

                                                                      Amount in                               Amount in
                                                                      Argentine                               Argentine
                                Amount and type of                   currency as     Amount and type of      currency as
Captions                         foreign currency     Quotation      of 06.30.06      foreign currency      of 12.31.05
----------------------------   --------------------   ----------   --------------   --------------------   --------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                           US$            12.85        3.046               39   US$           191.00              571
Investments
Special current account        US$             3.57        3.046               11   US$             5.31               16
Mutual Funds                   US$             5.31        3.046               16
Time deposits                  US$         4,608.50        3.046           14,037   US$         1,367.00            4,090
Negotiable obligations         US$        95,395.27        3.046          290,574   US$                -                -
Other receivables
Promissory notes receivable    US$         4,696.82        3.046           14,307   US$                -                -
                                                                   --------------                          --------------
Total Current Assets                                                      318,984                                   4,677
                                                                   --------------                          --------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                 US$           434.31        3.046            1,323   US$           434.31            1,299
Investments
Time deposits                  US$         1,041.62        3.046            3,173   US$         1,041.62            3,117
Negotiable obligations         US$                -            -                -   US$        79,278.57          237,201
Long-term equity investments   US$           837.26        3.046            2,550   US$           567.39            1,698
                                                                   --------------                          --------------
Total Non-Current Assets                                                    7,046                                 243,315
                                                                   --------------                          --------------
Total Assets                                                              326,030                                 247,992
                                                                   ==============                          ==============
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry creditors               US$             7.77        3.086               24   US$             7.30               22
Provision for expenses         US$           266.19        3.086              821   US$           227.40              689
                                                                   --------------                          --------------
Total Current Liabilities                                                     845                                     711
                                                                   --------------                          --------------
Total Liabilities                                                             845                                     711
                                                                   ==============                          ==============

                         GRUPO FINANCIERO GALICIA S.A.,
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
       INFORMATION REQUIRED BY SECTION 64, SUBSECTION b) OF LAW NO. 19550
                  For the six-month period ended June 30, 2006,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE H

                                             Total as of   Administrative   Total as of
Captions                                       06.30.06       Expenses        06.30.05
------------------------------------------   -----------   --------------   -----------
Salaries and social security contributions           735              735           496
Bonuses                                                4                4            69
Services to the staff                                307              307            16
Training expenses                                     35               35            30
Entertainment, travel and per diem                    52               52            37
Directors' and syndics' fees                         267              267           179
Fees for services (*)                                671              671         1,936
Fixed asset depreciation                              52               52           110
Amortization of intangible assets                  1,086            1,086         2,006
Leasing of brand (*)                                  29               29            26
Stationery and office supplies                        14               14            11
Condominium Expenses                                  14               14            18
Electricity and communications                        33               33            39
Taxes, rates and contributions                     2,373            2,373         2,448
Insurance                                            203              203           223
Bank charges (*)                                       8                8             7
General expenses (*)                                 267              267           214
                                             -----------   --------------   -----------
Total                                              6,150            6,150         7,865
                                             ===========   ==============   ===========

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law No. 19,550). See Note 10 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
    INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE FINANCIAL STATEMENTS
               For the six-month period commenced January 1, 2006 to June 30, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING THE LAPSING OF CONTINGENT BENEFITS ENVISAGED BY THOSE REGULATIONS OR THEIR REBIRTH

          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT SHALL BE PRESENTED IN FUTURE PERIODS.

          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

          a)   Receivables: See Note 8 to the financial statements.

          b)   Debts: See Note 8 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          a) Receivables: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

          b) Debts: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19550

          See Note 9 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

          As of June 30, 2006 and December 31, 2005 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES

          As of June 30, 2006 and December 31, 2005, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES

          See Notes 1.c., 1.d. and 1.e. to the financial statements.

NOTE 9:   BANK PREMISES AND EQUIPMENT

          See Schedule A to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
              INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE
                        FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

          a)   Technically Appraised Fixed Assets:
               As of June 30, 2006 and December 31, 2005, the Company did not have any technically appraised fixed assets.

          b)   Obsolete Fixed Assets:
               As of June 30, 2006 and December 31, 2005, the Company did not have any obsolete fixed assets which have a carrying value.

NOTE 10:  EQUITY INVESTMENTS

          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES

          As of June 30, 2006 and December 31, 2005, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:  INSURANCE

          As of June 30, 2006 and December 31, 2005, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                       Book Value  Book Value
                                                              Insured     as of       as of
          Insured assets             Risks covered             amount   06.30.06    12.31.05
          --------------  ----------------------------------  -------  ----------  ----------
          Office Assets   Fire, thunderbolt and/or explosion      200          93          79

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders' equity. See Schedule E to the financial statements.

          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition. As of June 30, 2006 and December 31, 2005 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          a)   Status of capitalization arrangements:
               As of June 30, 2006 and December 31, 2005, there were no irrevocable contributions towards future share subscriptions.

          b)   Cumulative unpaid dividends on preferred shares.
               As of June 30, 2006 and December 31, 2005, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

          See Note 11 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
        SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS
               For the six-month period commenced January 1, 2006
               to June 30, 2006, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS:

     a)   Receivables:
          1)   See Note 8 to the financial statements.
          2)   See Notes 3 and 8 to the financial statements.
          3) As of June 30, 2006 and December 31, 2005, the Company had not set up any allowances or provisions.

     b)   Inventories:
               As of June 30, 2006 and December 31, 2005, the Company did not have any inventories.

B. NON- CURRENT ASSETS:

     a)   Receivables:
               As of June 30, 2006 and December 31, 2005, the Company had not set up any allowances or provisions.

     b)   Inventories:
               As of June 30, 2006 and December 31, 2005, the Company did not have any inventories.

     c)   Investments:
               See Note 9 and Schedule C to the financial statements.

     d)   Fixed assets:
          1) As of June 30, 2006 and December 31, 2005, the Company did not have any technically appraised fixed assets.
          2) As of June 30, 2006 and December 31, 2005, the Company did not have any obsolete fixed assets which have a carrying value.

     e)   Intangible assets:
          1)   See Note 1.e. and Schedules B and E to the financial statements.
          2) As of June 30, 2006 and December 31, 2005, there were no deferred charges.

C. CURRENT LIABILITIES:

     a)   Debts:
          1)   See Note 8 to the financial statements.
          2)   See Notes 4, 5, 6 and 8 to the financial statements.

D. ALLOWANCES AND PROVISIONS

          See Schedule E to the financial statements.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES:

          See Note 1.b. and Schedule G to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
  SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS (Continued)
                     (figures stated in thousands of pesos)

F. SHAREHOLDERS' EQUITY:

          1) As of June 30, 2006 and December 31, 2005, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
          2) As of June 30, 2006 and December 31, 2005, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

          1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.
          2)   See Notes 8 and 10 to the financial statements.
          3) As of June 30, 2006 and December 31, 2005 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
          4)   See Notes 8 and 10 to the financial statements.
          5) As of June 30, 2006 and December 31, 2005, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                            Book Value  Book Value
                                                                   Insured     as of       as of
               Insured assets             Risks covered             amount   06.30.06    12.31.05
               --------------  ----------------------------------  -------  ----------  ----------
               Office Assets   Fire, thunderbolt and/or explosion      200          93          79

          6) As of June 30, 2006 and December 31, 2005, there were no contingencies highly likely to occur which have not been given accounting recognition.

          7) As of June 30, 2006 and December 31, 2005, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

AUTONOMOUS CITY OF BUENOS AIRES, AUGUST 08, 2006

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                 INFORMATIVE REVIEW AS OF JUNE 30, 2006 AND 2005
                     (figures stated in thousands of pesos)

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the six months ended June 30, 2006 reported by the Company amounts to $ 40,142. This result has mainly resulted from the sale of Subordinated negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. due in 2019 and the subsequent purchase of negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. due on 2014, which were valued at market price and from the valuation of its equity investment in Banco de Galicia y Buenos Aires S.A. as shown in its Income Statement.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting was held, resolving to restore the Legal Reserve that was used to absorb negative retained earnings of the fiscal year ended December 31, 2004, according to what was settled on April 28, 2005, by the Ordinary and Extraordinary Shareholders' Meeting, to create the Legal Reserve for the fiscal year complying with applicable regulations and, with the remnants, to create a Discretionary Reserve with the purpose of affording future needs and enterprises of the Company and its controlled companies.

Regarding Banco Galicia Uruguay S.A., in June 2005, Grupo Financiero Galicia S.A., in order to strengthen the financial condition of its subsidiaries, waived the right to collect the US$ 43,000 thousand subordinated negotiable obligations issued by Banco Galicia Uruguay S.A. 32,383

KEY BALANCE SHEET FIGURES

                               06.30.06     06.30.05     06.30.04     06.30.03     06.30.02
                              ----------   ----------   ----------   ----------   ----------
Assets
Current assets                   321,597       26,832       30,906       28,571       33,559
Non-current assets             1,349,049    1,558,720    1,607,752    1,553,214    2,376,568
                              ----------   ----------   ----------   ----------   ----------
Total Assets                   1,670,646    1,585,552    1,638,658    1,581,785    2,410,127
                              ==========   ==========   ==========   ==========   ==========
Liabilities
Current liabilities                3,722       12,803        4,339          843        1,054
Non-current liabilities                6            6       45,794       43,213       44,959
                              ----------   ----------   ----------   ----------   ----------
Total Liabilities                  3,728       12,809       50,133       44,056       46,013
                              ----------   ----------   ----------   ----------   ----------
Shareholders' equity           1,666,918    1,572,743    1,588,525    1,537,729    2,364,114
                              ----------   ----------   ----------   ----------   ----------
Total                          1,670,646    1,585,552    1,638,658    1,581,785    2,410,127
                              ==========   ==========   ==========   ==========   ==========

KEY INCOME STATEMENT FIGURES

                               06.30.06      06.30.05      06.30.04      06.30.03      06.30.02
                              ----------    ----------    ----------    ----------    ----------
Ordinary operating result        (12,174)      150,933       (41,308)      (36,899)     (776,842)
Financial results                 82,642        (4,139)        5,241       (27,839)       82,165
Other income and expenses          1,503      (133,454)          545         6,931       (44,647)
                              ----------    ----------    ----------    ----------    ----------
Ordinary net (loss)/ income       71,971        13,340       (35,522)      (57,807)     (739,324)
Income tax                       (31,829)       39,865        (5,388)          (17)            -
                              ----------    ----------    ----------    ----------    ----------
Net income/(loss)                 40,142        53,205       (40,910)      (57,824)     (739,324)
                              ==========    ==========    ==========    ==========    ==========


RATIOS

                               06.30.06     06.30.05     06.30.04     06.30.03     06.30.02
                              ----------   ----------   ----------   ----------   ----------
Liquidity                       86.40435      2.09575      7.12283     33.89205     31.83965
Credit standing                447.13466    122.78421     31.68621     34.90396     51.37926
Capital assets                   0.80750      0.98307      0.98113      0.98193      0.98607

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           INFORMATIVE REVIEW AS OF JUNE 30, 2006 AND 2005 (Continued)
                     (figures stated in thousands of pesos)

The individual financial statements have been considered to disclose the key Balance Sheet figures and key income statement figures, as the consolidated financial statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of June 30, 2003 and 2002 have been restated to constant currency of February 28, 2003.

EQUITY INVESTMENTS IN OTHER COMPANIES

     o    Banco de Galicia y Buenos Aires S.A.

     See the abovementioned Note 16 to the consolidated financial statements.

     o    Net Investment S.A.

     Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     Net Investment S.A. took part in BtoB business activities carried out by Tradecom Internacional N.V., through its subsidiaries Tradecom Brasil S.A. and Tradecom Argentina S.A., directly and indirectly, through its subsidiary Net Investment B.V. The rest of the shareholders of Grupo Tradecom were Banco de Galicia y Buenos Aires S.A., Unibanco from Brazil, and Portugal Telecom.

     In addition, and as a result, among other factors, of the fact that the business volume expected at the beginning of the fiscal year 2005 had not been reached, the parties negotiated a new agreement. One of the terms thereof was that Tradecom Brasil S.A.'s operations related to payment and financing services were to be absorbed by Unibanco, and the remaining clients of Tradecon Brasil S.A. and all clients in Argentina were to be serviced by Tradecom Argentina S.A.

     On April 19, 2006, the shareholders of Grupo Tradecom signed the share purchase agreements that sealed the abovementioned negotiations and through which all Tradecom Brasil S.A. and Tradecom International N.V.' shares were transferred to Unibanco from Brazil. Also, in accordance with what was earlier agreed between Grupo Financiero Galicia S.A., Banco Galicia y Buenos Aires S.A. and Net Investment S.A., pursuant to the Argentine Central Bank's regulations regarding the interest limits financial institutions must abide by, Tradecom Argentina S.A.'s block of shares was recorded as property of Net Investment S.A. The enforcement of said agreements did not cause significant economic effects.

     Tradecom Argentina S.A., during the first half of 2006, continued its business policy, focused on the improvement of the tools used by its customers, such as the "Current Account Display and Suppliers' Portal" and on the creation of new tools meant to satisfy the increasing number of needs companies have as a consequence of higher levels of automation. Additionally, Tradecom Argentina S.A. is devoted to the research and development of new products to make administrative processes easier and faster and, thus, more cost-effective; and to strengthen Tradecom's presence, mainly within the local market. During this period Tradecom Argentina S.A.' sales underwent a substantial increase in comparison to the whole fiscal year 2005, due to the incorporation of important customers from Brazil, which were formerly serviced by Tradecom Brasil S.A.

     During the fiscal year ended December 31, 2005, and the second quarter ended June 30, 2006, B2Agro S.A. has not undertaken business activities.

     In July 2006, the Board of Directors of Net Investment S.A. together with the Board of Directors of its controlled companies, B2Agro S.A. and Tradecom Argentina S.A, decided to merge the companies in order to reduce administrative and managing costs, which will improve as a result of the legal unification. Net Investment S.A. shall act as merged company purchasing the whole of B2Agro S.A. and Tradecom Argentina S.A. equity and these two Companies shall dissolve without liquidation.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           INFORMATIVE REVIEW AS OF JUNE 30, 2006 AND 2005 (Continued)
                     (figures stated in thousands of pesos)

     o    Sudamericana Holding S.A.

     Sudamericana Holding S.A. is a group of insurance companies providing life, retirement, property and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. The remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. during the January-June 2006 period amounted to $ 28,053. As of June 30, 2006, these companies had approximately two million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company's business keeps the objective of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of these efforts, in the first half of 2006, the volume of premiums was by 66.3% higher than in the same period of the previous year, with an outstanding sale of policies through banking channels.

     o    Galicia Warrants S.A.

     Galicia Warrants S.A. was founded in 1993 and its main objective was to issue of Deposit Certificates and Warrants in accordance with Law No. 9,643, which governs this business. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50 %, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has one office in the city of Tucuman and another in the city of San Salvador, Entre Rios province, which are used to expand its presence in other sectors of the country and to better serve the different markets.

     As of June 30, 2006, Galicia Warrants S.A. ended with total income of $ 3,125 that represents an increase of 20.8 % compared with same half of the previous fiscal year. Gains for the half amounted to $ 384.

     The total of goods held in custody, valued in pesos, as of June 30, 2006 amounted to $ 88,518. The deposit certificates and warrants issued in said period amounted to $ 95,959, over a wide variety of products, which represents a significant spread in goods, against the concentration that was, during previous fiscal years, limited to agricultural products.

     The Shareholders' Meeting held on April 26, 2006, resolved to allocate cash dividends for the amount of $ 700, which were made available on May 2, 2006.

     Expectations for the second half of the year are promising as regards the activities volume from headquarters as well as the Argentine North Western Region and therefore, we expect a sustained growth trend.

     o    Galval Agente de Valores S.A.

     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides securities agent services in Uruguay.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Stock Market Registry.

     During fiscal year 2005, Grupo Financiero Galicia S.A., owner of 100% of the capital stock of Galval Agente de Valores S.A., has made contributions in the amount of US$ 650 thousand.

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
           INFORMATIVE REVIEW AS OF JUNE 30, 2006 AND 2005 (Continued)
                     (figures stated in thousands of pesos)

     As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of June 30, 2006 holds securities in custody for U$S 121,847 thousand, of which U$S 91,543 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     As of the end of the period, Galval Agente de Valores S.A. has collected income for US$ 354 thousand, with recorded net income of US$ 270 thousand.

     Based on the progress achieved in the last half, we expect the business to grow on a linear basis.

     According to this projection, we believe that, at the end of fiscal year 2006, the total number of opened accounts and the balance of the deposits held in custody shall experience a substantial increase and that income from services in connection with commissions from custody maintenance and securities trading operations shall increase to the same extent.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

AUTONOMOUS CITY OF BUENOS AIRES, AUGUST 08, 2006

                       REPORT OF THE SUPERVISORY COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd. floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2006, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the six months then ended, as well as supplementary Notes 1 to 14, Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the six months ended June 30, 2006, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. These standards require application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on August 08, 2006, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. That report was issued with observations, as detailed in items 4 and 5 of that report, to which we refer. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2006 contain the information required by Section 68 of the Buenos Aires Stock Exchange regulations, Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that in performance of the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550 which we deemed necessary according to the circumstances.

3. As detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, Banco de Galicia y Buenos Aires S.A. has agreed with the Argentine Central Bank on a plan to adjust to the regulations for the reduction of said exposure.

4. Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards.

5. Based on our review, with the scope mentioned in paragraph 2. above, we report that the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2006 and its consolidated financial statements at that date, detailed in item 1, prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, except as mentioned in item
     4. above, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than those mentioned in item 4 of the limited review report issued by the external auditors on this date, as mentioned in paragraph 2 above. In performance of the legality control that is part of our field of competence, we have no observations to make.

      As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six months ended June 30, 2006, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

      Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, August 08, 2006

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd. floor
Autonomous City of Buenos Aires

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2006, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the six-month periods ended June 30, 2006 and 2005, as well as supplementary Notes 1 to 14 and Schedules A, B, C, D, E, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2006, and the consolidated income statements and consolidated statements of cash flows for the six-month periods ended June 30, 2006 and 2005, together with Notes 1 to 24, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. As detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, Banco de Galicia y Buenos Aires S.A. has agreed with the Argentine Central Bank on a plan to adjust to the regulations for the reduction of said exposure.

4. As of the date of this report, the final settlement process of the compensation to Banco de Galicia y Buenos Aires S.A. for damages derived from government provisions, as detailed in Note 16.3 to the consolidated financial statements has not yet been concluded. The effect the abovementioned process may have on the Company's financial condition, should it be settled in a manner different from that projected by the Company, cannot be estimated.

5. Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

6. On February 14, 2006, we issued an audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, with qualifications regarding the
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     uncertainty indicated in item 4. of this report. In addition, the mentioned report indicated: (a) that the exposure to the public sector maintained by Banco de Galicia y Buenos Aires S.A., exceeded the exposure allowed by the regulations of the Argentine Central Bank, being this the reason why that Bank had presented a plan to adjust to the regulations that was approved by the Argentine Central Bank on February 28, 2006; and (b) uncertainties relating to the settlement of the arrangement with creditors in Banco Galicia Uruguay S.A., which has favorably evolved to the date of this report. That report also included certain departures from professional accounting standards for the reasons indicated in item 5 above.

7. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2005 and 2004 mentioned in item 6 of this report, we state that:

     a) The financial statements of Grupo Financiero Galicia S.A. as of June 30, 2006 and 2005 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than that mentioned in item 4. above.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems financial statements of Grupo Financiero Galicia S.A. as of December 31, 2005

8.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions base on which they were authorized by the National Securities Commission.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of June 30, 2006 and 2005, about which, insofar as concerns our field of competence, we have no significant comments to make. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of June 30, 2006, the accrued debts with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records accrued amounted to $ 29,306.53, which were not yet due at that date

AUTONOMOUS CITY OF BUENOS AIRES, AUGUST 08, 2006